EnCana’s first quarter cash flow nearly US$1.7 billion,
or $1.96 per share – up 26 percent per share
Total natural gas, oil and NGLs sales per share up 7 percent
Quarterly dividend increased 33 percent to 10 cents per share
Calgary, Alberta, (April 26, 2006) – EnCana Corporation’s (TSX & NYSE: ECA) first quarter 2006 cash flow per share diluted increased 26 percent to US$1.96, or about $1.7 billion, compared to the first quarter of 2005. Cash flow and operating earnings rose due to increased sales and higher natural gas and liquids prices. Total operating earnings per share increased 19 percent to 80 cents, or $694 million, compared to the first quarter of 2005. First quarter sales of natural gas, oil and natural gas liquids (NGLs) from total operations were 4.62 billion cubic feet of gas equivalent (Bcfe) per day, which is an increase of 7 percent per share compared to the first quarter of 2005. EnCana’s first quarter net earnings of $1.70 per share, or $1.47 billion, were positively impacted by an unrealized $830 million after-tax gain due to mark-to-market accounting of commodity price hedges.
EnCana reports in U.S. dollars and all financial references in this news release are in U.S. dollars unless otherwise noted.
Steady first quarter growth, sales on track for 2006, asset sales proceeds go to buying back shares
“EnCana’s North American natural gas and oil sales continue to grow at a steady pace, increasing 6 percent in the past year. We are on track to achieve 2006 guidance, growing North American sales by about 7 percent from 2005. Despite record industry field activity in the first quarter, we successfully completed our winter program drilling 1,282 wells – about 30 percent of our plan for the year,” said Randy Eresman, EnCana’s President & Chief Executive Officer. “With about $3.5 billion of sales proceeds from completed and pending midstream and international asset sales in 2006, EnCana continues to focus on North American unconventional resource plays. In the first quarter, EnCana purchased about 21.3 million shares for cancellation, resulting in a net reduction of outstanding shares of 2.2 percent.”
EnCana increases quarterly dividend 33 percent to 10 cents per share
Given EnCana’s strong financial and operating performance, the company’s board of directors has increased the quarterly dividend 33 percent from 7.5 to 10 cents per share, which is payable on June 30, 2006 to common shareholders of record as of June 15, 2006.
Two new key resource plays added to unconventional portfolio
“EnCana’s productive capacity continues to grow with the addition of two new key resource plays – a natural gas play at Bighorn in west central Alberta and the Christina Lake oilsands development in northeast Alberta, which has the potential to be our largest in-situ project. We have been assembling the land and evaluating the potential of Bighorn and Christina Lake for the past number of years, and we believe that each play now holds sufficient identified resources to be a significant contributor to long-term value creation,” Eresman said.

First quarter report
for the period ended March 31, 2006
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report sales and reserves on an after-royalties basis. EnCana’s Ecuador assets and its natural gas liquids business were sold and are discontinued. The company is reporting its natural gas storage business as discontinued because EnCana is in the process of selling it. Total results, which include results from natural gas liquids business, Ecuador and natural gas storage, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its website – www.encana.com. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
First Quarter 2006 Highlights
Financial
•	Cash flow per share diluted increased 26 percent to $1.96

•	Net earnings per share diluted were $1.70, compared to a 5 cent loss one year earlier

•	Operating earnings per share diluted up 19 percent to 80 cents

•	Return on capital employed of 23 percent

•	Purchased 21.3 million EnCana shares at an average share price of US$46.03 under the Normal Course Issuer Bid

•	Reduced shares outstanding by 2.2 percent since December 31, 2005
Operating
•	Natural gas sales of 3.34 billion cubic feet per day (Bcf/d), up 6 percent

•	Oil and NGLs sales from continuing operations up 4 percent to 162,791 barrels per day (bbls/d)

•	Total gas and liquids sales from continuing operations increased 6 percent to 4.32 billion cubic feet equivalent per day (Bcfe/d)

•	Total gas and liquids sales of 4.62 Bcfe/d, up 2 percent. This includes sales from Ecuador, which was sold February 28, 2006

•	Key resource play production up 17 percent

•	Operating costs of 80 cents per thousand cubic feet equivalent (Mcfe)

•	Upstream capital investment in continuing operations of $1.9 billion
Strategic events
•	Added two new key resource plays, natural gas at Bighorn and in-situ oilsands at Christina Lake

•	Completed sale of Ecuador interests for $1.4 billion

•	Completed sale of Entrega Pipeline for $244 million

•	Reached agreement to sell natural gas storage business for approximately $1.5 billion

•	Jonah natural gas resource play set to grow following receipt of Record of Decision by U.S. Bureau of Land Management
Unbooked Resource Potential estimate updated to year-end 2005
•	Estimated unbooked resource potential for natural gas was about 19 trillion cubic feet, essentially unchanged from the year-end 2004 estimate

•	Estimated unbooked resource potential for oil up more than 250 percent to 3.3 billion barrels

•	Estimated total unbooked resource potential up 60 percent to about 39 trillion cubic feet of gas equivalent

•	Estimated drilling inventory up 16 percent to about 43,000 well locations

2
EnCana Corporation	First Quarter 2006 Interim Report

First quarter report
for the period ended March 31, 2006
Financial Summary – Total Consolidated

(for the three months ended March 31)	Q1	Q1
($ millions, except per share amounts)	2006	2005	% Δ
Cash flow	1,691	1,413	+ 20
Per share diluted	1.96	1.55	+ 26
Net earnings	1,474	(45)	n/a
Per share diluted	1.70	(0.05)	n/a
Operating earnings	694	611	+ 14
Per share diluted	0.80	0.67	+ 19
Earnings Reconciliation Summary – Total Consolidated
Net earnings (loss) from continuing operations	1,472	(162)	n/a
Net earnings from discontinued operations	2	117	n/a

Net earnings (loss)	1,474	(45)
(Add back losses & deduct gains)
Unrealized mark-to-market hedging gain (loss), after-tax	830	(641)

Unrealized foreign exchange gain (loss) on translation of U.S. dollar debt issued in Canada, after-tax	(3)	(15)

Gain (loss) on sale of discontinued operations	(47)	—
Operating earnings	694	611	+ 14
Per share diluted	0.80	0.67	+ 19
Sales & Drilling Summary

(for the three months ended March 31)	Q1	Q1
(After royalties)	2006	2005	% Δ
Total Consolidated
Natural Gas sales (MMcf/d)	3,343	3,146	+ 6
Natural gas sales per 1,000 shares (Mcf)	355	318	+ 12
Oil and NGLs sales (bbls/d)	212,941	229,671	- 7
Oil and NGLs sales per 1,000 shares (Mcfe)	136	139	- 2

Total sales (MMcfe/d)	4,621	4,524	+ 2

Total sales per 1,000 shares (Mcfe)	491	457	+ 7

Net wells drilled	1,289	1,358	- 5

Continuing Operations
North America Natural Gas sales (MMcf/d)	3,343	3,146	+ 6
North America Oil and NGLs (bbls/d)	162,791	157,184	+ 4

Total sales (MMcfe/d)	4,320	4,089	+ 6

Net wells drilled	1,282	1,352	- 5

EnCana’s estimated unbooked resource potential up 60 percent, driven by oilsands assets
EnCana’s inventory of natural gas and oil resources is estimated in two categories, proved reserves and unbooked resource potential. In 2005, EnCana’s proved reserves from continuing operations, which are evaluated by independent qualified reserve evaluators, grew by 20 percent to 17.7 trillion cubic feet equivalent. Beyond proved reserves, the company holds unbooked resource potential, which is an inventory of resources that the company believes may become proved reserves and be produced in the future. EnCana recently completed its annual internal assessment of its unbooked resource potential. As of December 31, 2005, EnCana estimates its unbooked resource

3
EnCana Corporation	First Quarter 2006 Interim Report

First quarter report
for the period ended March 31, 2006
potential has increased by 60 percent to about 39 trillion cubic feet of gas equivalent, comprised of 19 trillion cubic feet of gas and 3.3 billion barrels of oil. This year-over-year gain was primarily due to additions at Christina Lake and Foster Creek, reflecting the attractiveness of the company’s oilsands opportunities. The company’s estimate of unbooked resource potential is based on internal estimates of recoverable resources, prices and costs.
“Our confidence in our long term growth potential continues to be underpinned by the size and quality of our undeveloped reserves and our unbooked resource potential. Associated with this potential, EnCana’s estimated drilling inventory has increased by 16 percent to about 43,000 well locations. We expect to develop our unbooked resource potential at a cost of less than $2 per thousand cubic feet for natural gas and less than $5 per barrel for oilsands,” Eresman said.
EnCana adds two new key resource plays, gas at Bighorn and oil at Christina Lake
Two of EnCana’s newest resource play developments have grown large enough to be added to the company’s key resource play list. EnCana’s threshold for key resource play status is a property containing estimated recoverable resources in excess of approximately 1 trillion cubic feet of gas equivalent and an expected capability of reaching daily production of more than 200 million cubic feet of gas equivalent.
Bighorn
In west central Alberta, EnCana’s Bighorn resource play covers about 448,000 net acres of land. First quarter production from this deep basin play was 72 million cubic feet of gas per day, up from an average of 55 million cubic feet per day in 2005. For 2006, the company expects Bighorn to produce between 80 million and 90 million cubic feet per day. With about eight rigs working year round, Bighorn produces from Cretaceous-aged reservoirs within Western Canada’s deep basin. EnCana estimates original gas in place of between 15 billion and 35 billion cubic feet per square mile, with expected drilling density of one well per 160 or 320 acres. The average well is expected to recover between 2 billion and 5 billion cubic feet of gas, with initial production rates averaging 2 million to 5 million cubic feet of gas per day. The company estimates that the Bighorn resource play has an unbooked resource potential of about 2 trillion cubic feet of gas.
Christina Lake
Located in northeast Alberta about 120 kilometers south of Fort McMurray, Christina Lake has the potential to be EnCana’s largest oilsands project. Pilot project work over the past five years has taken steam-assisted gravity drainage production, from six well pairs drilled into the McMurray formation, to a level that is expected to average 6,000 barrels of bitumen per day in 2006. A current expansion is expected to take production to about 18,000 barrels per day in 2008 and the project is targeted to grow to more than 250,000 barrels per day over the next decade. With a reservoir thickness of up to 150 feet of oil-bearing sands, Christina Lake is estimated by EnCana to have an unbooked resource potential of about 1.8 billion barrels of oil.
Key resource play growth in first quarter up 17 percent in past year
First quarter 2006 oil and gas production from key North American resource plays increased 17 percent compared to the first quarter of 2005. This was driven mainly by increases in gas production on coalbed methane projects in central and southern Alberta, Cutbank Ridge in northeast British Columbia and the Barnett Shale play in the Fort Worth basin. EnCana’s newest gas resource play, Bighorn, has grown by close to 30 percent in the past year.

4
EnCana Corporation	First Quarter 2006 Interim Report

First quarter report
for the period ended March 31, 2006
Growth from key North American resource plays

	Daily Production
	2006	2005					2004
Resource Play		Full					Full
(After royalties)	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural Gas (MMcf/d)
Jonah	461	435	454	440	416	431	389
Piceance	316	307	326	302	302	300	261
East Texas	99	90	98	94	85	82	50
Fort Worth	93	70	88	66	63	61	27
Greater Sierra	208	219	226	225	228	195	230
Cutbank Ridge	140	92	125	105	80	56	40
Bighorn	72	55	56	57	53	56	42
CBM	104	57	77	62	51	38	17
Shallow Gas	615	625	625	616	633	625	592
Oil (Mbbls/d)
Foster Creek	36	29	35	27	24	30	29
Christina Lake	6	5	5	6	7	4	4
Pelican Lake	29	26	28	27	27	21	19

Total (MMcfe/d)	2,536	2,311	2,479	2,326	2,259	2,176	1,960

% change from Q1 2005	16.5
% change from prior period	2.3	17.9	6.6	3.0	3.8	7.0
Drilling activity in key North American resource plays

	Net Wells Drilled
	2006	2005					2004
Resource Play	Q1	Full year	Q4	Q3	Q2	Q1	Full Year
Natural Gas
Jonah	26	104	21	25	30	28	70
Piceance	63	266	55	69	65	77	250
East Texas	19	84	20	21	22	21	50
Fort Worth	29	59	20	18	12	9	36
Greater Sierra	60	164	25	33	47	59	187
Cutbank Ridge	26	135	34	40	38	23	50
Bighorn	20	51	20	10	10	11	20
CBM	333	1,084	327	216	219	322	760
Shallow Gas	197	1,267	288	341	365	273	1,552
Oil
Foster Creek	10	39	13	14	2	10	11
Christina Lake	2	—	—	—	—	—	2
Pelican Lake	—	52	—	3	33	16	92

Total	785	3,305	823	790	843	849	3,080

5
EnCana Corporation	First Quarter 2006 Interim Report

First quarter report
for the period ended March 31, 2006
First quarter North American natural gas prices up 32 percent from one year earlier
EnCana’s North American realized natural gas prices, excluding financial hedging, averaged $7.68 per thousand cubic feet, up 32 percent in the first quarter of 2006 from an average of $5.81 per thousand cubic feet in the same 2005 period. Including hedging, EnCana’s average first quarter realized gas price was $7.15 per thousand cubic feet. Natural gas prices have retreated from record levels last winter which followed devastating hurricanes that caused extensive damage in the Gulf of Mexico in late summer of 2005. Following a warmer than normal North American winter, gas storage levels are above long-term averages for this time of year, a market condition that is expected to put downward pressure on short-term gas prices. The average first quarter benchmark NYMEX index gas price was $8.98 per thousand cubic feet, up 43 percent from $6.27 per thousand cubic feet in the first quarter of 2005.
About 95 percent of 2006 gas sales has floor price protection
To help provide downside price protection, EnCana has entered into financial contracts, primarily put options, on about 95 percent of 2006 forecast natural gas sales, which helps assure cash flow for the company’s capital programs. At this time, EnCana has not entered into any significant hedging arrangements for 2007.
First quarter world oil prices remain strong; EnCana’s realized liquids price up 25 percent
World oil prices continued to be strong through the first quarter of 2006 due to heightened geopolitical concerns impacting world oil supplies and continued increases in world oil demand despite high prices. During the first quarter of 2006, the average benchmark West Texas Intermediate (WTI) crude oil price was $63.48 per barrel, up 27 percent from the first quarter 2005 average of $50.03 per barrel. During the first quarter of 2006, the substantially higher level of WTI prices combined with refinery maintenance shut downs and transportation constraints on Canadian crude resulted in a significant widening of light/heavy crude oil price differentials. In the first quarter, the WTI/Western Canada Select differential averaged $28.76 per barrel, up 53 percent from $18.81 per barrel in the same 2005 period. However, with the advent of the summer paving season and the recent expansion of pipelines to deliver Canadian heavy oil to some new southern U.S. markets, differentials have narrowed. In the first quarter, EnCana’s average realized oil and NGLs price, excluding hedging, was $33.87 per barrel, up 14 percent; including hedging it was $30.75 per barrel, up 25 percent compared to the same period in 2005.
Risk management strategy
Detailed risk management positions at March 31, 2006 are presented in Note 14 to the unaudited first quarter consolidated financial statements. In the first quarter of 2006, EnCana’s financial price risk management measures resulted in realized losses of approximately $136 million, comprised of a $105 million loss on gas hedges and a $31 million loss on oil hedges. The company’s hedging strategy currently employs primarily put options to help protect against downside risk without limiting upside in a rising price environment.
Corporate developments
Quarterly dividend increased 33 percent to 10 cents per share
EnCana’s board of directors has increased the company’s quarterly dividend 33 percent to 10 cents per share, which is payable on June 30, 2006 to common shareholders of record as of June 15, 2006.
Normal Course Issuer Bid purchases
To April 26, 2006, EnCana has purchased for cancellation approximately 23.3 million of its shares at an average price of US$46.21 per share under its current Normal Course Issuer Bid, which allows the company to purchase up to 10 percent of the company’s public float at the time of the approval of the bid – October, 2005. The company had 836 million shares outstanding at March 31, 2006. EnCana’s 2006 capital program is expected to be funded by cash flow. An estimated $3.3 billion of after-tax proceeds from the company’s asset divestitures in 2006 are expected to be directed to share purchases and debt repayment.

6
EnCana Corporation	First Quarter 2006 Interim Report

First quarter report
for the period ended March 31, 2006
Financial strength
EnCana maintains a strong balance sheet. At March 31, 2006 the company’s net debt-to-capitalization ratio was 26:74. EnCana’s net debt-to-EBITDA multiple, on a trailing 12-month basis, was 0.6 times. These ratios are below the company’s targeted range for net debt-to-capitalization of between 30 and 40 percent and 1.0 to 2.0 times for net debt-to-EBITDA. The company expects these ratios to remain at the lower end of their ranges for the rest of 2006.
In the first quarter of 2006, EnCana invested $1,946 million of capital in continuing operations. Net divestitures were $240 million, resulting in net capital investment in continuing operations of $1,706 million.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, the largest holder of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and longer producing lives than conventional plays. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow and total operating earnings.
•	Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain or loss on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.
Management believes these items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Unbooked resource potential
EnCana defines unbooked resource potential as quantities of oil and natural gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and

7
EnCana Corporation	First Quarter 2006 Interim Report

First quarter report
for the period ended March 31, 2006
produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play performance and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, cash flow and increase in net asset value); anticipated life of proved reserves; anticipated unbooked resource potential; anticipated conversion of unbooked resource potential to proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; the anticipated success of and production from the Jonah, Christina Lake and Bighorn resource plays in 2006 and beyond; the expected proceeds from planned divestitures; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy and its impact on cash flow, upside potential and downside protection; anticipated purchases pursuant to the Normal Course Issuer Bid; potential demand for gas; anticipated production in 2006 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs sales in 2006 and beyond; anticipated ability to meet production, operating cost and sales guidance targets; anticipated costs, including costs associated with developing unbooked resource potential and expected costs to develop the company’s drilling inventory; anticipated prices for natural gas; anticipated sale of the company’s natural gas storage business and the timing of such a transaction; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based on the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

8
EnCana Corporation	First Quarter 2006 Interim Report

First quarter report
for the period ended March 31, 2006
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2006, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2005. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this MD&A. The Interim Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) in United States dollars, except where another currency has been indicated.
This MD&A has been prepared in United States dollars. Production and sales volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated April 26, 2006.
Readers can find the definition of certain terms used in this MD&A in the notes regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana at the end of this MD&A.

9
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
EnCana’s Business
EnCana is a leading independent North American oil and gas company.
EnCana operates two continuing businesses:
•	Upstream, which includes the Company’s exploration for, and development and production of, natural gas, crude oil, and natural gas liquids (“NGLs”) and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Chad, Brazil, the Middle East, Greenland and France; and

•	Market Optimization, which includes activities to enhance the sale of Upstream’s production. As part of these activities, Marketing buys and sells third party products to enhance EnCana’s operating flexibility for transportation commitments, product type, delivery points and customer diversification.
2006 First Quarter Review
EnCana pursues predictable, profitable growth from a portfolio of long-life resource plays in Canada and the United States. In the first quarter of 2006, EnCana:
•	Grew total sales volumes from continuing operations to 4,320 million cubic feet (“MMcf”) of gas equivalent per day (“MMcfe/d”), an increase of 6 percent over the first quarter of 2005;
•	Grew natural gas sales by 6 percent to 3,343 MMcf/d;

•	Grew liquids sales by 4 percent to 162,791 barrels per day (“bbls/d”);

•	Achieved sales of approximately 48,000 bbls/d in the first quarter of 2006 at EnCana’s three steam-assisted gravity drainage (“SAGD”) projects (Foster Creek, Christina Lake and Senlac). Production at Foster Creek in the first quarter of 2006 averaged 36,300 bbls/d compared to 30,000 bbls/d in the same period in 2005;

•	Added two new key resource plays – a natural gas play at Bighorn in west central Alberta and an in-situ oilsands project at Christina Lake in northeast Alberta;

•	Increased production from key resource plays by 17 percent over the first quarter of 2005;
•	Completed the sale of EnCana’s Ecuador assets for $1.4 billion and the Entrega Pipeline for $244 million; and

•	Entered into an agreement to sell EnCana’s natural gas storage operations for approximately $1.5 billion.

10
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
EnCana enhances its ability to build shareholder value through financial discipline, strength and flexibility. In the first quarter of 2006, EnCana:
•	Purchased 21.3 million common shares under the Normal Course Issuer Bid (“NCIB”) for a total cost of $978 million; and

•	Reduced long-term debt by $884 million to $5,819 million.
Business Environment
Natural Gas

	Three months ended March 31			Year ended
Natural Gas Price Benchmarks		2006 vs
(Average for the period)	2006	2005	2005	2005

AECO Price (C$/Mcf)	$9.27	39%	$6.69	$8.48
NYMEX Price ($/MMBtu)	8.98	43%	6.27	8.62
Rockies (Opal) Price ($/MMBtu)	7.19	30%	5.53	6.96
AECO/NYMEX Basis Differential ($/MMBtu)	0.89	3%	0.86	1.59
Rockies/NYMEX Basis Differential ($/MMBtu)	1.79	142%	0.74	1.66
Continuing concerns over the timing of the return of lost production from hurricanes Katrina and Rita along with a forecast for another above normal hurricane season in 2006, combined with high alternative fuel prices, caused the NYMEX gas price to average $8.98/MMBtu in the first quarter of 2006, a 43 percent increase from the same period in 2005. Although this reflects an increase over the first quarter of 2005, the $8.98/MMBtu price in 2006 also represents a 31 percent drop from the $12.96/MMBtu recorded in the fourth quarter of 2005. This drop in price was a direct result of the warmer than normal weather experienced in the northeast United States between the last week of December 2005 and the first week of February 2006.
A 39 percent higher average AECO gas price in the first quarter of 2006 compared with the same period in 2005 can be attributed to the increased NYMEX price.
Crude Oil

	Three months ended March 31			Year ended
Crude Oil Price Benchmarks		2006 vs
(Average for the period $/bbl)	2006	2005	2005	2005

WTI	$63.48	27%	$50.03	$56.70
WTI/Maya Differential	15.80	-8%	17.23	15.70
WTI/WCS Differential	28.76	53%	18.81	20.31
Crude oil price volatility was high in the first quarter of 2006, as supply uncertainty arising from geopolitical concerns overshadowed historically high U.S. crude and products inventory levels. Concerns over Iran’s nuclear program, Nigerian militant attacks on production facilities, the ongoing instability in Iraq and an attempted terrorist attack on a Saudi Arabian crude processing facility kept West Texas Intermediate (“WTI”) above the $60/bbl level for most of the first quarter.
Year-over-year Canadian heavy oil differentials were 53 percent wider in absolute dollar terms due to the higher price for WTI and significant discounts on Canadian heavy crude oil in the traditional Midwest U.S. markets. The Western Canadian Select (“WCS”) average sales price for the first quarter of 2006 was 55 percent of WTI, compared to 62 percent of WTI in the first quarter of 2005. This drop in Canadian heavy oil values relative to WTI was due to increased Canadian heavy oil production combined with significant turnarounds undertaken by refiners in the first quarter of 2006 and a lack of pipeline capacity to other markets. Canadian condensate price premiums relative to WTI in the first quarter of 2006 were modest compared to 2005 due to industry storage initiatives, which helped improve bitumen field prices.

11
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
U.S./Canadian Dollar Exchange Rates
The impacts of currency fluctuations on EnCana’s results should be considered when analyzing the Interim Consolidated Financial Statements. The value of the Canadian dollar increased by 6 percent or $0.051 to an average of US$0.866 in the first quarter of 2006 from an average of US$0.815 in the same period in 2005.
As a result, EnCana has reported an additional $5.10 of costs for every hundred Canadian dollars spent on capital projects, operating expenses and administrative expenses in the first quarter of 2006. However, revenues were relatively unaffected by fluctuations in the U.S./Canadian dollar exchange rate because the commodity prices received by EnCana are largely based in U.S. dollars or in Canadian dollars at prices which are closely tied to the value of the U.S. dollar.

	Three months ended March 31		Year ended
	2006	2005	2005

Average U.S. / Canadian dollar exchange rate	$0.866	$0.815	$0.825

Average U.S. / Canadian dollar exchange rate for prior year	$0.815	$0.759	$0.768

Increase in capital, operating and administrative expenditures caused solely by fluctuations in exchange rates, for every hundred Canadian dollars spent.	$5.10	$5.60	$5.70
Acquisitions and Divestitures
In keeping with EnCana’s North American resource play strategy, the Company completed the following significant divestitures in the first quarter of 2006:
•	The sale of its interests in Ecuador on February 28 for approximately $1.4 billion subject to post-closing adjustments; and

•	The sale of the Entrega Pipeline on February 23 for approximately $244 million subject to post-closing adjustments.
Proceeds from these divestitures were directed primarily to a combination of debt reduction and the purchase of shares under EnCana’s NCIB.
EnCana’s previously announced sale of its 50 percent interest in the Chinook heavy oil discovery in offshore Brazil for approximately $350 million is expected to close mid-year 2006.

12
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
On March 6, 2006, EnCana announced that it had reached an agreement to sell its gas storage business interests for approximately $1.5 billion. The sale, to a single purchaser, is subject to closing conditions and regulatory approvals and is expected to close in two stages. The first stage is expected to close in the second quarter of 2006 for proceeds of $1.3 billion. The second stage will close following receipt of California regulatory approvals.
Consolidated Financial Results

	Three months ended March 31			Year ended
		2006 vs
($ millions, except per share amounts)	2006	2005	2005	2005
Total Consolidated
Cash Flow(1)	$1,691	20%	$1,413	$7,426
- per share — diluted	1.96	26%	1.55	8.35

Net Earnings (Loss)	1,474		(45)	3,426
- per share — basic	1.74		(0.05)	3.95
- per share — diluted	1.70		(0.05)	3.85

Operating Earnings(2)	694	14%	611	3,241
- per share — diluted	0.80	19%	0.67	3.64

Continuing Operations
Cash Flow from Continuing Operations(1)	1,579	27%	1,247	6,962

Net Earnings (Loss) from Continuing Operations	1,472		(162)	2,829
- per share — basic	1.74		(0.18)	3.26
- per share — diluted	1.70		(0.18)	3.18

Operating Earnings from Continuing Operations (2)	660	39%	475	3,048

Revenues, Net of Royalties	4,670	129%	2,038	14,266

Quarterly Summary	2006	2005				2004
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Consolidated
Cash Flow(1)	$1,691	$2,510	$1,931	$1,572	$1,413	$1,491	$1,363	$1,131
- per share — diluted	1.96	2.88	2.20	1.76	1.55	1.60	1.46	1.21

Net Earnings (Loss)	1,474	2,366	266	839	(45)	2,580	393	250
- per share — basic	1.74	2.77	0.31	0.96	(0.05)	2.81	0.43	0.27
- per share — diluted	1.70	2.71	0.30	0.94	(0.05)	2.77	0.42	0.27

Operating Earnings(2)	694	1,271	704	655	611	573	559	379
- per share — diluted	0.80	1.46	0.80	0.73	0.67	0.62	0.60	0.41

Continuing Operations
Cash Flow from Continuing Operations(1)	1,579	2,390	1,823	1,502	1,247	1,358	1,256	1,029

Net Earnings (Loss) from Continuing Operations	1,472	1,869	348	774	(162)	1,055	463	270
- per share — basic	1.74	2.19	0.41	0.89	(0.18)	1.15	0.50	0.29
- per share — diluted	1.70	2.14	0.40	0.87	(0.18)	1.13	0.50	0.29

Operating Earnings from Continuing Operations(2)	660	1,229	733	611	475	513	555	368

Revenues, Net of Royalties	4,670	5,860	2,982	3,386	2,038	3,542	2,195	2,374

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are described and discussed under “Cash Flow”.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under “Operating Earnings”.

13
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Cash Flow
Cash flow measures are considered non-GAAP but are commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. The calculation of cash flow is disclosed in the Consolidated Statement of Cash Flows in the Interim Consolidated Financial Statements.
EnCana’s first quarter 2006 total cash flow was $1,691 million, an increase of $278 million or 20 percent from the same period in 2005. This increase reflects higher commodity prices and sales volumes in 2006 partially reduced by increased costs. EnCana’s discontinued operations contributed $112 million to cash flow compared with $166 million in 2005.
EnCana’s first quarter 2006 cash flow from continuing operations was $1,579 million, an increase of $332 million or 27 percent from the same period in 2005.
The increase resulted from:
•	Average North American natural gas prices, excluding financial hedges, increased 32 percent to $7.68 per Mcf in the first quarter of 2006 compared to $5.81 per Mcf in the same period in 2005;

•	Average North American liquids prices, excluding financial hedges, increased 14 percent to $33.87 per bbl in the first quarter of 2006 compared to $29.77 per bbl in the same period in 2005; and

•	North American natural gas sales volumes in the first three months of 2006 increased 6 percent to 3,343 MMcf/d and liquids volumes increased 4 percent to 162,791 bbls/d from the same period in 2005.
The increase in cash flow was partially reduced by:
•	Operating expenses which increased 37 percent to $412 million in the first quarter of 2006 compared with $300 million in the same period in 2005;

•	Realized financial commodities hedge losses were $136 million after-tax in the first quarter of 2006 compared with $9 million after-tax in the same period in 2005; and

•	The current tax provision increased $120 million to $331 million in the first quarter of 2006 compared with $211 million in the same period in 2005.
Net Earnings
EnCana’s first quarter 2006 total net earnings were $1,474 million compared with a loss of $45 million in the same period in 2005. Net earnings for the period include unrealized mark-to-market gains of $830 million (2005 – loss of $641 million) after tax. Total net earnings also included a decrease of $115 million to $2 million from discontinued operations mainly due to the sale of EnCana’s Ecuador operations in the first quarter of 2006. In addition, the first quarter of 2005 includes the results of the NGLs processing operations which were sold in December 2005.
EnCana’s first quarter 2006 net earnings from continuing operations were $1,472 million, an increase of $1,634 million compared with 2005. In addition to the items affecting cash flow as detailed previously, significant items affecting earnings were:
•	Unrealized mark-to-market gains of $815 million after-tax in 2006 compared with losses of $622 million after-tax in 2005; and

•	An increase in depreciation, depletion and amortization (“DD&A”) of $86 million as a result of the higher value of the Canadian dollar, higher DD&A rates and increased sales volumes.

14
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Operating Earnings
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that adjust net earnings and net earnings from continuing operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings and Operating Earnings from Continuing Operations has been prepared to provide investors with information that is more comparable between periods.

Summary of Total Operating Earnings	Three months ended March 31			Year ended
		2006 vs
($ millions)	2006	2005	2005	2005

Net Earnings (Loss), as reported	$1,474		$(45)	$3,426
Deduct: Unrealized mark-to-market accounting gain (loss), after-tax	830		(641)	(277)
Deduct: Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	(3)		(15)	92
Deduct: Gain (loss) on discontinuance, after-tax	(47)		—	370

Operating Earnings (2) (4)	$694	14%	$611	$3,241

($ per Common Share - Diluted)

Net Earnings (Loss), as reported	$1.70		$(0.05)	$3.85
Deduct: Unrealized mark-to-market accounting gain (loss), after-tax	0.96		(0.70)	(0.31)
Deduct: Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	—		(0.02)	0.10
Deduct: Gain (loss) on discontinuance, after-tax	(0.06)		—	0.42

Operating Earnings (2) (4)	$0.80	19%	$0.67	$3.64

Summary of Operating Earnings from Continuing Operations	Three months ended March 31			Year Ended
		2006 vs
($ millions)	2006	2005	2005	2005
Net Earnings (Loss) from Continuing Operations, as reported	$1,472		$(162)	$2,829
Deduct: Unrealized mark-to-market accounting gain (loss), after-tax	815		(622)	(311)
Deduct: Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	(3)		(15)	92

Operating Earnings from Continuing Operations (3) (4)	$660	39%	$475	$3,048

(1)	The majority of the unrealized gains or losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years.

(2)	Operating Earnings is a non-GAAP measure that shows net earnings excluding the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(3)	Operating Earnings from Continuing Operations is a non-GAAP measure that shows net earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(4)	Unrealized gains or losses have no impact on cash flow.

15
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Results of Operations
Upstream Operations
Financial Results from Continuing Operations

Three months ended March 31
($ millions)	2006				2005
	Produced	Crude Oil			Produced	Crude Oil
	Gas	and NGLs	Other	Total	Gas	and NGLs	Other	Total

Revenues, Net of Royalties	$2,159	$450	$82	$2,691	$1,697	$348	$61	$2,106

Expenses
Production and mineral taxes	125	14	—	139	75	12	—	87
Transportation and selling	133	16	—	149	114	17	—	131
Operating	221	89	83	393	165	71	56	292

Operating Cash Flow	$1,680	$331	$(1)	$2,010	$1,343	$248	$5	$1,596

Depreciation, depletion and amortization				744				660

Upstream Income				$1,266				$936

Upstream Revenues
Revenues, net of royalties, increased in the first quarter of 2006 compared with the same period in 2005 for the following reasons:
•	A 32 percent increase in gas prices combined with a 6 percent increase in natural gas sales volumes; and

•	A 14 percent increase in liquids prices combined with a 4 percent increase in liquids sales volumes.
Realized financial commodity hedging losses totalled $204 million in the first quarter of 2006 compared to $22 million for the same period in 2005.
Revenue Variances for 2006 Compared to 2005 from Continuing Operations

Three months ended March 31
($ millions)
	2005 Revenues,	Revenue		2006 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price(1)	Volume	Royalties

Produced Gas
Canada	$1,133	$240	$68	$1,441
United States	564	96	58	718

Total Produced Gas	$1,697	$336	$126	$2,159

Crude Oil and NGLs
Canada	$293	$75	$21	$389
United States	55	18	(12)	61

Total Crude Oil and NGLs	$348	$93	$9	$450

     (1) Includes the impact of realized financial hedging.
The increase in sales prices accounts for approximately 76 percent of the increase in revenues, net of royalties, in the first quarter of 2006 compared with the same period in 2005. The balance of the increase in revenues results from an increase in sales volumes.
Produced gas volumes in Canada increased 5 percent in the first quarter of 2006 mainly due to drilling success in the key resource plays of Cutbank Ridge in northeast British Columbia, Coalbed Methane (“CBM”) in central and southern Alberta and Bighorn in west central Alberta. Declining production from the mature Shallow Gas key resource play as well as other conventional properties and a storage withdrawal in the first quarter of 2005 reduced the impact of these increases on total volumes.

16
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Produced gas volumes in the U.S. increased 9 percent in the first quarter of 2006 as a result of drilling success at Fort Worth, Jonah, East Texas and Piceance as well as the impact of property acquisitions in the Fort Worth and Maverick basins in late 2005.
North American crude oil and NGLs volumes increased 4 percent as a result of production increases at the Pelican Lake and Foster Creek heavy oil projects offset somewhat by the dispositions of mature Canadian conventional producing assets in June 2005 and natural production declines. Pelican Lake is expected to reach payout in the second quarter of 2006 which will increase the royalty payments to the Alberta Government and reduce crude oil volumes by approximately 6,000 bbls/d at the point of payout.
Upstream Sales Volumes

Quarterly Sales Volumes	2006		2005				2004
	Q1		Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas (MMcf/d)	3,343		3,326	3,222	3,212	3,146	3,087	3,096	3,001
Crude Oil (bbls/d)	138,370		134,178	124,402	132,294	130,826	132,061	142,506	144,347
NGLs (bbls/d)	24,421		25,111	26,055	24,814	26,358	27,409	27,167	26,340

Continuing Operations (MMcfe/d)(1)	4,320		4,282	4,125	4,155	4,089	4,044	4,114	4,025

Discontinued Operations
Ecuador (bbls/d)	50,150	(2)	69,943	68,710	73,176	72,487	77,876	74,846	78,303
United Kingdom (BOE/d) (3)	—		—	—	—	—	13,927	20,222	26,728

Discontinued Operations (MMcfe/d)(1)	301		419	412	439	435	551	570	630

Total (MMcfe/d)(1)	4,621		4,701	4,537	4,594	4,524	4,595	4,684	4,655

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	As the Ecuador sale occurred on February 28, only two months of volumes are included.

(3)	Includes natural gas and liquids (converted to BOE).
Sales volumes from continuing operations in the first three months of 2006 increased 6 percent or 231 MMcfe/d from the comparable period in 2005 for the following reasons:
•	Production from EnCana’s key resource plays increased 17 percent, 14 percent for natural gas and 29 percent for crude oil;

•	Drilling success in the key resource gas plays of Cutbank Ridge, CBM, Bighorn, Fort Worth, Jonah, East Texas and Piceance; and
•	Positive waterflood response at the Pelican Lake heavy oil project and successful expansion of Foster Creek facilities.
Key Resource Plays
Three months ended March 31

	Daily Production			Drilling Activity
		2006 vs		Number of Net Wells Drilled
	2006	2005	2005	2006	2005

Natural Gas (MMcf/d)
Jonah	461	7%	431	26	28
Piceance	316	5%	300	63	77
East Texas	99	21%	82	19	21
Fort Worth	93	52%	61	29	9
Greater Sierra	208	7%	195	60	59
Cutbank Ridge	140	150%	56	26	23
Bighorn	72	29%	56	20	11
CBM	104	174%	38	333	322
Shallow Gas	615	-2%	625	197	273
Oil (Mbbls/d)
Foster Creek	36	20%	30	10	10
Christina Lake	6	50%	4	2	—
Pelican Lake	29	38%	21	—	16

Total (MMcfe/d)	2,536	17%	2,176	785	849

17
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Per Unit Results — Produced Gas
Three months ended March 31

	Canada			United States
		2006 vs			2006 vs
($ per thousand cubic feet)	2006	2005	2005	2006	2005	2005
Price (1)	$7.66	34%	$5.70	$7.70	27%	$6.04

Expenses
Production and mineral taxes	0.18	100%	0.09	0.85	37%	0.62
Transportation and selling	0.34	-8%	0.37	0.49	7%	0.46
Operating	0.79	22%	0.65	0.64	42%	0.45

Netback	$6.35	38%	$4.59	$5.72	27%	$4.51

Gas Sales Volumes (MMcf/d)	2,182	5%	2,079	1,161	9%	1,067

(1)	Excludes the impact of realized financial hedging.
EnCana’s realized natural gas price for the first three months of 2006 was $7.68 per Mcf, an increase of 32 percent compared to the same period in 2005. North American realized financial commodity hedging losses on natural gas for the first quarter of 2006 were approximately $159 million or $0.53 per Mcf compared to gains of approximately $51 million or $0.18 per Mcf in the first three months of 2005.
Natural gas per unit production and mineral taxes, which are generally calculated as a percentage of revenues, have increased in Canada for the first three months of 2006 compared to the same period in 2005, mainly due to higher natural gas prices and increased production from properties which are subject to freehold mineral tax. Natural gas per unit production and mineral taxes in the U.S. increased $0.23 per Mcf or 37 percent in the first quarter of 2006 compared to the same period in 2005 as a result of higher natural gas prices and increased production from Jonah and Piceance which have a higher production tax rate.
Natural gas per unit transportation and selling costs in Canada during the first quarter of 2006 decreased $0.03 per Mcf or 8 percent from the comparable period in 2005 mainly due to a higher proportion of Canadian gas volumes being sold in Canada, rather than shipped to and sold in the U.S. Natural gas per unit transportation and selling costs for the U.S. increased $0.03 per Mcf or 7 percent for the first three months of 2006 compared to the same period of 2005 primarily as a result of higher West Texas transportation costs on operated wells. Natural gas transportation and selling costs in the U.S. include $14 million for the one time charge for the buyout of a third party physical gas contract which has been in place since 2000. The buyout amount has not been included in the per unit calculation.
Natural gas per unit operating expenses in Canada for the first quarter of 2006 were 22 percent or $0.14 per Mcf higher than the comparable period in 2005 as a result of increased industry activity, the higher value of the Canadian dollar and higher electricity, workovers and repairs and maintenance expenses. Natural gas per unit operating expenses in the U.S. increased 42 percent or $0.19 per Mcf for the first three months of 2006 compared to the same period in 2005 mainly as a result of increased industry activity, an increase in staffing costs and the number of workovers performed during the quarter. The increase in energy related operating expenses reflect the increase in commodity prices.
Per Unit Results — Crude Oil
Three months ended March 31

	North America
		2006 vs
($ per barrel)	2006	2005	2005

Price (1)	$30.76	11%	$27.60

Expenses
Production and mineral taxes	0.66	25%	0.53
Transportation and selling	1.24	-11%	1.39
Operating	7.13	18%	6.04

Netback	$21.73	11%	$19.64

Crude Oil Sales Volumes (bbls/d)	138,370	6%	130,826

(1)	Excludes the impact of realized financial hedging.

18
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
The increase in the average crude oil price for the first three months of 2006, excluding the impact of financial hedges, reflects the 11 percent increase in the benchmark WTI after adjusting for the WTI/WCS crude oil price differential compared to the same period in 2005. North American realized financial commodity hedging losses on crude oil were approximately $45 million or $3.12 per bbl of liquids for the first quarter of 2006 compared to losses of approximately $73 million or $5.18 per bbl of liquids for the comparable period in 2005.
Heavy oil sales in the first quarter of 2006 increased to 67 percent of total oil sales from 62 percent in the comparable period of 2005. This increase was mainly due to an increase in heavy oil production from the Pelican Lake and Foster Creek properties combined with dispositions of non-core conventional assets in June 2005 primarily producing light/medium oil. Pelican Lake is expected to reach payout for royalty purposes in the second quarter of 2006 which will increase the royalty rate paid to the Alberta Government from 1 percent of gross revenue to 25 percent of net revenue, resulting in lower net revenue interest volumes to EnCana.
North American crude oil per unit production and mineral taxes increased by 25 percent or $0.13 per bbl in the first three months of 2006 compared to the same period in 2005 primarily due to the impact of higher prices and increased production from the Weyburn property in Saskatchewan which is subject to Saskatchewan resource tax.
North American crude oil per unit operating costs for the first three months of 2006 increased 18 percent or $1.09 per bbl compared to the same period in 2005 mainly due to the higher value of the Canadian dollar and higher electricity, workovers and repairs and maintenance expenses. In addition, the increased proportion of crude oil volumes from SAGD projects, which have higher operating costs compared to EnCana’s other properties, increased the overall crude oil per unit operating costs.
Per Unit Results — NGLs
Three months ended March 31

	Canada			United States
		2006 vs			2006 vs
($ per barrel)	2006	2005	2005	2006	2005	2005
Price (1)	$48.84	22%	$40.04	$54.07	32%	$40.93

Expenses
Production and mineral taxes	—	—	—	5.18	23%	4.20
Transportation and selling	0.61	74%	0.35	0.01	—	0.01

Netback	$48.23	22%	$39.69	$48.88	33%	$36.72

NGLs Sales Volumes (bbls/d)	12,006	3%	11,692	12,415	-15%	14,666

(1)	Excludes the impact of realized financial hedging.
The increase in NGLs realized prices in the first quarter of 2006 compared to the same period in 2005 generally correlates with higher WTI oil prices.
U.S. NGLs per unit production and mineral taxes increased by 23 percent or $0.98 per bbl compared to the same period in 2005 as a result of higher NGLs prices.
U.S. NGLs sales volumes decreased 15 percent as a result of natural declines at several Colorado properties which have a high liquids component.
Upstream Depreciation, Depletion and Amortization
DD&A expenses in the first three months of 2006 increased $84 million or 13 percent from the same period in 2005 for the following reasons:
•	North American sales volumes increased 6 percent; and

•	Unit of production DD&A rates were $1.89 per Mcfe in the first quarter of 2006 compared to $1.77 per Mcfe in the same period in 2005. Rates were higher in the first three months of 2006 compared to the same period of 2005 as a result of increased future development costs and the higher value of the Canadian dollar partially reduced by the effect of the Gulf of Mexico sale in May 2005.

19
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Market Optimization
Financial Results
Three months ended March 31
($ millions)

		2006 vs
	2006	2005	2005
Revenues	$716	-20%	$894

Expenses
Transportation and selling	3	50%	2
Operating	18	64%	11
Purchased product	689	-22%	879

Operating Cash Flow	$6	200%	$2

Depreciation, depletion and amortization	3	50%	2

Segment Income	$3	—	$—

On January 1, 2006, EnCana adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. The effect is to record purchases and sales of inventory that are entered into in contemplation of each other with the same counterparty on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the earnings of the reported periods. These purchases and sales are used to optimize transportation or fulfill marketing arrangements. As a result of the adoption of this policy, reported revenues and purchased product costs for the first quarter of 2006 were each reduced by $887 million.
Corporate
Financial Results
Three months ended March 31
($ millions)

		2006 vs
	2006	2005	2005

Revenues	$1,263	231%	$(962)

Expenses
Operating	1	133%	(3)
Depreciation, depletion and amortization	18	6%	17

Segment Income (Loss)	$1,244	227%	$(976)
Administrative	58	-5%	61
Interest, net	88	-12%	100
Accretion of asset retirement obligation	12	33%	9
Foreign exchange (gain) loss, net	44	38%	32
Stock-based compensation — options	—		4
(Gain) on dispositions	(9)		—
First quarter 2006 corporate revenues include $1,263 million in unrealized mark-to-market gains related to financial commodity contracts compared with a $962 million mark-to-market loss in the same period in 2005.
Price volatility has had a significant effect on the earnings impact of EnCana’s price risk management activities. On March 31, 2006 the forward price curve for the remainder of 2006 had increased from December 31, 2005 by 9 percent to $69.02 per bbl for WTI and decreased by 24 percent to $8.04 per Mcf for NYMEX gas.

20
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Summary of Unrealized Mark-to-Market Gains (Losses)
Three months ended March 31
($ millions)

	2006	2005

Continuing Operations
Natural Gas	$1,277	$(825)
Crude Oil	(14)	(137)

	1,263	(962)
Expenses	2	(3)

	1,261	(959)
Income tax expense (recovery)	446	(337)

	$815	$(622)

DD&A includes provisions for corporate assets such as computer equipment, office furniture and leasehold improvements.
Administrative expenses decreased $3 million compared to 2005. The decrease is primarily due to lower long-term compensation expenses of $6 million, partially offset by an increase of $3 million due to the change in the U.S./Canadian dollar exchange rate. Administrative expenses in the first quarter of 2006 were $0.15 per Mcfe compared with $0.17 per Mcfe in the same period in 2005.
Interest expense in the first quarter of 2006 decreased by $12 million as a result of lower outstanding debt primarily due to payments made with the proceeds received from the sale of the Ecuador interests. EnCana’s total long-term debt, including current portion, decreased by $884 million to $5,892 million at March 31, 2006 compared with $6,776 million at December 31, 2005. EnCana’s 2006 weighted average interest rate on outstanding debt was 5.5 percent, up from an average of approximately 5.4 percent in 2005 as a result of a higher proportion of fixed rate debt outstanding as well as announced increases in central bank interest rates.
The foreign exchange loss of $44 million in the first quarter of 2006 is primarily due to a foreign exchange loss on repayments of debt between EnCana and self-sustaining operations, partially offset by other miscellaneous gains. Also included is a loss resulting from the change in the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada. Under Canadian GAAP, EnCana is required to translate long-term debt issued from Canada and denominated in U.S. dollars into Canadian dollars at the period-end exchange rate. Resulting unrealized foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings. Other foreign exchange gains and losses result from the settlement of foreign currency transactions and the translation of EnCana’s monetary assets and liabilities.
Income Tax
The effective tax rate for the first quarter of 2006 is 36.6 percent compared with 34.1 percent in 2005. Current tax expense was $331 million in 2006 compared to $211 million in 2005, reflecting higher taxable earnings.
Further information regarding EnCana’s effective tax rate can be found in Note 8 to the Interim Consolidated Financial Statements. Income tax is an annual calculation and EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings which are subject to tax, either current or future. There are a variety of items of this type, including:
•	The effects of asset dispositions where the tax values of the assets sold differ from their accounting values;

•	Adjustments for the impact of legislative tax changes which have a prospective impact on future income tax obligations;

•	The non-taxable half of Canadian capital gains or losses; and

•	Items such as resource allowance and non-deductible crown payments where the income tax treatment is different from the accounting treatment.

21
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
     EnCana’s operations are complex and related tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate in are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
Capital Expenditures
Capital Summary

	Three months ended March 31
($ millions)	2006	2005
Upstream	$1,904	$1,457
Market Optimization	29	34
Corporate	13	6

Total Core Capital Expenditures	$1,946	$1,497
Acquisitions	15	12
Dispositions	(255)	(53)
Discontinued Operations	(1,343)	57

Net Capital Investment	$363	$1,513

EnCana’s capital investment was funded by cash flow, proceeds from dispositions in excess of amounts paid for purchases of common shares under the NCIB and repayments of long-term debt.
EnCana’s capital investment was funded by cash flow, proceeds from dispositions in excess of amounts paid for purchases of common shares under the NCIB and repayments of long-term debt.
Upstream Capital Expenditures
Capital spending during the first quarter of 2006 was primarily focused on North American resource play drilling programs. Natural gas capital expenditures mainly related to continued development of the Company’s key resource plays in Greater Sierra, Cutbank Ridge, Bighorn, Coalbed Methane and Shallow Gas in Canada, and Jonah, Piceance, East Texas and Fort Worth in the United States. Crude oil capital spending was concentrated on expansion of the Company’s SAGD projects located at Foster Creek and Christina Lake.
The $0.4 billion increase in Upstream core capital expenditures in the first quarter of 2006 compared to 2005 was primarily due to:
•	Canadian core capital expenditures which increased approximately $0.3 billion to $1.3 billion. This includes approximately $64 million related to the change in the U.S./Canadian dollar exchange rate as well as the following factors:
•	The increase is mainly a result of EnCana successfully completing its planned 2006 winter program with minimal weather disruptions compared to 2005 when extremely cold weather in January and an early spring break-up curtailed the capital program;

•	Drilling and completion costs increased approximately $150 million in 2006 due to service cost increases as a result of industry activity levels;

•	Facility costs increased approximately $150 million in 2006 mainly due to spending related to the Foster Creek expansion and increased well tie-in activity;
•	U.S. core capital expenditures in 2006 increased $0.1 billion to $0.5 billion primarily due to higher drilling and completion costs at Fort Worth related to the development of the Barnett Shale play, increased activity at Jonah upon receipt of the Bureau of Land Management Record of Decision approving further development of the field and the drilling of several deep gas wells undertaken at the Deep Bossier play in East Texas.

22
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Market Optimization Capital Expenditures
Expenditures were mostly focused on the completion of construction for the Entrega Pipeline prior to the sale in February 2006.
Corporate Capital Expenditures
Corporate capital expenditures have generally been directed to business information systems and leasehold improvements. The increase in spending in 2006 includes certain lands purchased for the development of a Calgary office complex.
Acquisitions, Dispositions and Discontinued Operations
Acquisitions included minor property acquisitions in 2006 and 2005 while dispositions included the sale of the Entrega Pipeline in Colorado in 2006 and minor property dispositions in 2005.
Included in Discontinued Operations is the disposition of EnCana’s Ecuador assets (discussed in the Discontinued Operations section of this MD&A) in 2006 with the proceeds reduced by capital spending prior to the sale.
Discontinued Operations
Discontinued operations in the Interim Consolidated Financial Statements include:
•	Ecuador

•	Midstream
EnCana’s 2006 net earnings from discontinued operations were $2 million compared to $117 million in 2005 and include realized financial hedge losses of $1 million after-tax and unrealized financial hedge gains of $15 million after-tax.
Ecuador

	Three months ended March 31
	2006		2005

Sales volumes
Crude Oil (bbls/d)	50,150		72,487
($ millions)
Net Earnings (Loss) from Discontinued Operations	$(47)	(1)	$80
Capital Investment	(1,345)	(2)	47

(1)	2006 Net Loss is a result of the sale and the 2005 Net Earnings are the result of operations.

(2)	Capital investment in 2006 includes the net proceeds of disposition of $1.4 billion.
In accordance with Canadian generally accepted accounting principles, DD&A expense for Ecuador has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On February 28, 2006 EnCana completed the sale of its interests in Ecuador operations for $1.4 billion which is subject to a final statement of adjustment to be received in the second quarter. The $47 million loss on sale of the Ecuador interests relates to expected additional property transfer fees and an increase in the foreign exchange loss, recorded at the time of the sale, related to investments held in Canada.
Production and sales volumes in the first three months of 2006 were 48,650 bbls/d and 50,150 bbls/d, respectively; down 36 percent and 31 percent, respectively, from the comparable period in 2005. The lower sales volumes are mainly due to closing the sale of the Ecuador operations on February 28, 2006.

23
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
Midstream

	Three months ended March 31
	2006	2005
($ millions)
Net Earnings from Discontinued Operations	$50	$37
Capital Investment	2	11

2006 Midstream net earnings from discontinued operations mostly result from the natural gas storage operations; 2005 amounts also included the NGLs processing business, sold in late 2005. In accordance with Canadian generally accepted accounting principles, DD&A expense for the natural gas storage business has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On March 6, 2006 EnCana announced that it had reached an agreement to sell its gas storage business interests for approximately $1.5 billion. The sale, to a single producer, is subject to closing conditions and regulatory approvals and is expected to close in two stages. The first stage is expected to close in the second quarter of 2006 for proceeds of $1.3 billion. The second stage will close following receipt of California regulatory approvals.
Liquidity and Capital Resources
Operating Activities

	Three months ended March 31		Year ended
($ millions)	2006	2005	2005

Net cash provided by (used in)
Operating activities	$2,297	$1,918	$7,430
Investing activities	(197)	(1,349)	(4,520)
Financing activities	(1,881)	(739)	(3,396)

Deduct: Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	—	(1)	2
Increase (decrease) in cash and cash equivalents	219	(169)	(488)

Cash flow from continuing operations was $1,579 million, an increase of $332 million from 2005. The increase in cash flow in 2006 was primarily due to increased revenues driven by higher commodity prices and sales volumes partially reduced by increased expenses. Cash flow from continuing operations comprises most of EnCana’s cash provided by operating activities.
Investing Activities
Net cash of $197 million was used for investing activities in the first quarter of 2006, a decrease of $1,152 million compared to the same period in 2005. This decrease results largely from proceeds generated by the sale of discontinued Ecuador operations. Capital expenditures, including property acquisitions, increased $452 million in 2006.
Financing Activities
Total long-term debt, including current portion, decreased by $884 million to $5,892 million in the first quarter of 2006 from $6,776 million at the end of 2005. EnCana’s net debt adjusted for working capital was $5,883 million as at March 31, 2006 compared with $7,970 million at December 31, 2005. During the first quarter of 2006, EnCana purchased 21.3 million of its Common Shares for a total consideration of $978 million. The working capital deficit at March 31, 2006 was $64 million compared to a deficit of $1,267 million as at December 31, 2005.

24
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
EnCana had available unused committed bank credit facilities in the amount of $3.8 billion and unused shelf prospectuses for up to $3.4 billion at March 31, 2006.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s has assigned a rating of A- with a ‘Negative Outlook’, Dominion Bond Rating Services has assigned a rating of A(low) with a ‘Stable Trend’ and Moody’s has assigned a rating of Baa2 ‘Stable’.
Financial Metrics

	March 31	December 31
	2006	2005
Net Debt to Capitalization	26%	33%

Net Debt to EBITDA(1)	0.6x	1.1x

(1)	EBITDA is a non-GAAP measure that is defined as Earnings from Continuing Operations before gain on disposition, income taxes, foreign exchange gains or losses, interest net, acccretion of asset retirement obligation, and depreciation, depletion, and amortization.
Net Debt to Capitalization and Net Debt to EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
Outstanding Share Data

March 31
(millions)	2006

Outstanding, beginning of year	854.9
Issued under option plans	2.6
Shares purchased (Normal Course Issuer Bid)	(21.3)
Shares purchased (Performance Share Unit Plan)	-

Common shares outstanding, end of period	836.2

Weighted average common shares outstanding — diluted	864.8

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at March 31, 2006.
Employees and directors have been granted options to purchase Common Shares under various plans. At March 31, 2006, 17.9 million options without Tandem Share Appreciation Rights attached were outstanding, of which 14.4 million are exercisable.
Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Stock options granted since 2004 have an associated Tandem Share Appreciation Right (“TSAR”) and employees may elect to exercise either the stock option or the associated TSAR. Stock option exercises result in the issuance of new Common Shares while TSAR exercises result in cash payments by the Company. PSUs will not result in the issuance of new Common Shares by the Company as shares are purchased through a trust for payment, should performance considerations be met.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under four consecutive NCIBs which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase for cancellation up to approximately 85.6 million Common Shares under the renewed NCIB which commenced on October 31, 2005 and will terminate not later than October 30, 2006. As of April 12, 2006 EnCana has purchased 23.3 million Common Shares under this NCIB and EnCana had 834.4 million Common Shares outstanding. Shareholders may obtain a copy of the NCIB documents without charge at www.sedar.com or by contacting investor.relations@encana.com.

25
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. These dividends totalled $64 million in the first quarter of 2006 and $44 million for the same period in 2005. These dividends were funded by cash flow. On April 25, 2006 EnCana’s Board of Directors approved an increase to the quarterly dividend from $0.075 to $0.10 per Common Share, which will be payable on June 30, 2006 to Common Shareholders of record as of June 15, 2006.
Normal Course Issuer Bid

	Share Purchases
	Three months ended March 31
(millions)	2006	2005

Bid expired October 2005	—	22.0
Bid expiring October 2006	21.3	—

	21.3	22.0

Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt commitments of $5,892 million at March 31, 2006 are $542 million in commitments related to Banker’s Acceptances and Commercial Paper. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Further details regarding EnCana’s long-term debt are described in Note 9 to the Interim Consolidated Financial Statements.
As at March 31, 2006, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 135 Bcf at a weighted average price of $3.72 per Mcf. At March 31, 2006 these transactions had an unrealized loss of $353 million.
Off-Balance Sheet Financing Arrangements
EnCana does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.
Leases
As a normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.

26
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
In all but one of the class actions in the United States District Court and in the Gallo action, decisions dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims are on appeal to the United States Court of Appeals for the Ninth Circuit.
Without admitting any liability in the lawsuits, in November 2005, WD has agreed to pay $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court subject to final documentation and approval by the San Diego Superior Court. The individual parties who had brought their own actions are not parties to this settlement.
New York
WD is also a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD has agreed to pay $8.2 million to settle the New York class action lawsuit subject to final documentation and approval by the New York District Court.
Based on the aforementioned settlements, a total of $30 million has been accrued. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
On January 1, 2006, the Company adopted EITF Abstract No. 04-13 – Accounting for Purchases and Sales of Inventory with the Same Counterparty. As of January 1, 2006, purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the net earnings of the reported periods.
Risk Management
EnCana’s results are affected by
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks)

•	operational risks

•	environmental, health, safety and security risks

•	reputational risks
EnCana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various financial instrument agreements. EnCana does not use derivative financial instruments for speculative purposes. The details of these instruments, including any unrealized gains or losses, as of March 31, 2006, are disclosed in Note 14 to the Interim Consolidated Financial Statements.
EnCana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve targeted investment returns and growth objectives, while maintaining prescribed financial metrics.
With respect to transactions involving proprietary production or assets, the financial instruments generally used by EnCana are swaps, collars or options which are entered into with major financial institutions, integrated energy companies or commodities trading institutions.
Commodity Price
To partially mitigate the natural gas commodity price risk, the Company entered into swaps which fix the AECO and NYMEX prices and collars and put options which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to fix the AECO and Rockies price differential from the NYMEX price. Physical contracts relating to these activities had an unrecognized gain of $48 million at March 31, 2006.

27
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
For crude oil price risk, the Company has partially mitigated its exposure to the WTI NYMEX price for a portion of its oil production with fixed price swaps, purchased call options to allow participation at higher WTI levels, three-way put spreads and put options.
Foreign Exchange
As a means of mitigating the exposure to fluctuations in the U.S. to Canadian exchange rate, EnCana may enter into foreign exchange contracts. The Company also enters into foreign exchange contracts in conjunction with crude oil marketing transactions. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined.
EnCana also maintains a mix of both U.S. dollar and Canadian dollar debt which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company has entered into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.
Interest Rates
The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. EnCana has entered into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.
Credit Risk
EnCana is exposed to credit related losses in the event of default by counterparties. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties credit quality and transactions that are fully collateralized. A substantial portion of EnCana’s accounts receivable is with customers in the oil and gas industry.
Operational Risks
EnCana mitigates operational risk through a number of policies and processes. As part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a process called Lookback and Learning. In this process, each asset team undertakes a thorough review of their previous capital program to identify key learnings, which often includes operational issues that positively and negatively impacted the project’s results. Mitigation plans are developed for the operational issues which had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these Lookback results are analyzed for EnCana’s capital program with the results and identified learnings shared across the Company.
Projects include a Business Risk Burden that is intended to account for the unforeseen risks. The amount of Business Risk Burden that is used on a particular project depends on the project’s history of Lookback results and the type of expenditure. A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.
EnCana also partially mitigates operational risks by maintaining a comprehensive insurance program.
Environment, Health, Safety and Security Risks
These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, EnCana maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to senior management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors recommends approval of environmental policy and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment.
Security risks are managed through a Security Program designed to protect EnCana’s personnel and assets. EnCana has established an Investigations Committee with the mandate to address potential violations of Company policies and practices and an Integrity Hotline that can be used to raise any concerns regarding EnCana’s operations.
Climate Change
The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to 6 percent below 1990 levels over the period 2008 – 2012. There is currently no clear direction post 2012. The previous Federal Government released a framework outlining its Climate Change action plan on April 13, 2005. The plan as released contains few technical details regarding the implementation of the Government’s greenhouse gas reduction strategy.

28
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
With the recent change in the Federal Government, EnCana is unable to predict the total impact of the potential regulations upon its business; however, it is possible that the Corporation could face increases in operating costs in order to comply with greenhouse gas emissions legislation. However, a July 16, 2005 Canada Gazette notice partially addressed the uncertainty associated with a greenhouse gas regulation for existing facilities by providing the oil and gas sector with limits on cost (a price assurance mechanism of C$15/tonne for compliance) and emission reductions targets that will not exceed 12 percent lower than business as usual levels of total covered emissions for a given sector. It also made a commitment to targets based on the “best available technology economically achievable” for new facilities. Based on these commitments and EnCana’s activity on geological sequestration of CO2, we do not anticipate that the cost implications of government climate change plans will have a material impact on operations or future growth plans.
EnCana, via the Canadian Association of Petroleum Producers will continue to work with the Federal and Alberta Governments to develop an approach to deal with climate change issues which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s greenhouse gas emissions will be available in the Corporate Responsibility Report that will be published in the second quarter of 2006. The Report will be available on www.encana.com.
Reputational Risks
EnCana takes a pro-active approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear procedures, guidelines and responsibility for identifying and managing these issues. Issues affecting or with the potential to affect EnCana’s reputation are generally either emerging issues that can be identified early and then managed or unforeseen issues that arise unexpectedly and must be managed on an urgent basis.
Outlook
EnCana plans to continue to focus principally on growing natural gas production from unconventional resource plays in North America.
EnCana will also continue to develop its high quality in-situ oilsands resources and will continue to evaluate marketing options that will help expand their development.
Volatility in crude oil prices is expected to continue throughout 2006 as a result of market uncertainties over supply and refining disruptions on the U.S. Gulf Coast, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of the world economies.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked in the past two years and that unconventional resource plays can at least partially offset conventional gas production declines. The industry’s ability to respond to the gas supply constrained situation in North America remains challenged by land access and regulatory issues.
The Company expects its 2006 core capital investment program to be funded from cash flow.
Proceeds from the sales of non-core assets are expected to be used to reduce debt and for purchases of Common Shares under the Company’s NCIB program.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, as well as movements in foreign currency exchange rates.
Advisories
Forward-Looking Statements
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: projections with

29
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
respect to growth of natural gas production from unconventional resource plays and in-situ oilsands development; projected production volumes in 2006 for natural gas, crude oil and NGLs in Canada and the United States; projections relating to the volatility of crude oil prices in 2006 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2006 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s execution of share purchases under its Normal Course Issuer Bid; the Company’s defence of lawsuits; the impact of the Kyoto Accord on operating costs; the adequacy of the Company’s provision for taxes; the Company’s plans to divest of its natural gas storage business and certain interests offshore Brazil; projections relating to the use of proceeds therefrom, including debt repayment and purchases under its Normal Course Issuer Bid; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to partially offset future conventional gas production declines. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; risks associated with technology; its ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
Oil and Gas Information
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, Natural Gas Liquids and Natural Gas Conversions
In this MD&A, certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play, Estimated Ultimate Recovery, and Unbooked Resource Potential
EnCana uses the terms resource play, estimated ultimate recovery and unbooked resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. EnCana defines Unbooked Resource Potential as quantities of oil and gas on existing

30
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play potential and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
Currency, Non-GAAP Measures and References to EnCana
All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.85 for every Canadian dollar.
Non-GAAP Measures
Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow per share-diluted, Operating Earnings and Operating Earnings per share-diluted, Operating Earnings from Continuing Operations and EBITDA and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.
References to EnCana
For convenience, references in this MD&A to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

31
EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2006	2005

REVENUES, NET OF ROYALTIES	(Note 3)
Upstream		$2,691	$2,106
Market Optimization		716	894
Corporate — Unrealized gain (loss) on risk management		1,263	(962)

		4,670	2,038

EXPENSES	(Note 3)
Production and mineral taxes		139	87
Transportation and selling		152	133
Operating		412	300
Purchased product		689	879
Depreciation, depletion and amortization		765	679
Administrative		58	61
Interest, net	(Note 6)	88	100
Accretion of asset retirement obligation	(Note 10)	12	9
Foreign exchange (gain) loss, net	(Note 7)	44	32
Stock-based compensation — options		—	4
(Gain) on dispositions		(9)	—
		2,350	2,284

NET EARNINGS (LOSS) BEFORE INCOME TAX		2,320	(246)
Income tax expense (recovery)	(Note 8)	848	(84)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS		1,472	(162)
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 4)	2	117

NET EARNINGS (LOSS)		$1,474	$(45)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 13)
Basic		$1.74	$(0.18)
Diluted		$1.70	$(0.18)

NET EARNINGS (LOSS) PER COMMON SHARE	(Note 13)
Basic		$1.74	$(0.05)
Diluted		$1.70	$(0.05)

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2006	2005

RETAINED EARNINGS, BEGINNING OF YEAR		$9,481	$7,935
Net Earnings (Loss)		1,474	(45)
Dividends on Common Shares		(64)	(44)
Charges for Normal Course Issuer Bid	(Note 11)	(801)	(490)
Charges for Shares Repurchased and Held		—	(70)

RETAINED EARNINGS, END OF PERIOD		$10,090	$7,286

See accompanying Notes to Consolidated Financial Statements.

32
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2006	2005

ASSETS
Current Assets
Cash and cash equivalents		$324	$105
Accounts receivable and accrued revenues		1,567	1,851
Risk management	(Note 14)	811	495
Inventories		90	103
Assets of discontinued operations	(Note 4)	785	1,050

		3,577	3,604
Property, Plant and Equipment, net	(Note 3)	25,858	24,881
Investments and Other Assets		421	496
Risk Management	(Note 14)	419	530
Assets of Discontinued Operations	(Note 4)	—	2,113
Goodwill		2,522	2,524

	(Note 3)	$32,797	$34,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,519	$2,741
Income tax payable		602	392
Risk management	(Note 14)	254	1,227
Liabilities of discontinued operations	(Note 4)	193	438
Current portion of long-term debt	(Note 9)	73	73

		3,641	4,871
Long-Term Debt	(Note 9)	5,819	6,703
Other Liabilities		87	93
Risk Management	(Note 14)	27	102
Asset Retirement Obligation	(Note 10)	849	816
Liabilities of Discontinued Operations	(Note 4)	—	267
Future Income Taxes		5,790	5,289

		16,213	18,141

Shareholders’ Equity
Share capital	(Note 11)	5,006	5,131
Paid in surplus		132	133
Retained earnings		10,090	9,481
Foreign currency translation adjustment		1,356	1,262

		16,584	16,007

		$32,797	$34,148

See accompanying Notes to Consolidated Financial Statements.

33
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2006	2005

OPERATING ACTIVITIES
Net earnings (loss) from continuing operations		$1,472	$(162)
Depreciation, depletion and amortization		765	679
Future income taxes	(Note 8)	517	(295)
Unrealized (gain) loss on risk management	(Note 14)	(1,261)	959
Unrealized foreign exchange (gain) loss		60	18
Accretion of asset retirement obligation	(Note 10)	12	9
(Gain) on dispositions		(9)	—
Other		23	39

Cash flow from continuing operations		1,579	1,247
Cash flow from discontinued operations		112	166

Cash flow		1,691	1,413
Net change in other assets and liabilities		(11)	2
Net change in non-cash working capital from continuing operations		2,044	614
Net change in non-cash working capital from discontinued operations		(1,427)	(111)

		2,297	1,918

INVESTING ACTIVITIES
Capital expenditures	(Note 3)	(1,961)	(1,509)
Proceeds on disposal of assets	(Note 5)	255	53
Net change in investments and other		77	19
Net change in non-cash working capital from continuing operations		119	161
Discontinued operations		1,313	(73)

		(197)	(1,349)

FINANCING ACTIVITIES
Net (repayment) issuance of revolving long-term debt		(881)	(33)
Repayment of long-term debt		—	(1)
Issuance of common shares	(Note 11)	52	101
Purchase of common shares	(Note 11)	(978)	(760)
Dividends on common shares		(64)	(44)
Other		(10)	(2)

		(1,881)	(739)

DEDUCT: FOREIGN EXCHANGE (GAIN) LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		—	(1)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		219	(169)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		105	593

CASH AND CASH EQUIVALENTS, END OF PERIOD		$324	$424

See accompanying Notes to Consolidated Financial Statements.

34
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2005.
2. CHANGE IN ACCOUNTING POLICIES AND PRACTICES
On January 1, 2006, the Company adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. As of January 1, 2006, purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the net earnings of the reported periods.
3. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
.	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Chad, Brazil, the Middle East, Greenland and France.

.	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups’ also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

.	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization purchases substantially all of the Company’s North American Upstream production for sale to third party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 4.

35
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended March 31)

	Upstream		Market Optimization
	2006	2005	2006	2005

Revenues, Net of Royalties	$2,691	$2,106	$716	$894
Expenses
Production and mineral taxes	139	87	—	—
Transportation and selling	149	131	3	2
Operating	393	292	18	11
Purchased product	—	—	689	879
Depreciation, depletion and amortization	744	660	3	2

Segment Income	$1,266	$936	$3	$—

	Corporate *		Consolidated
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,263	$(962)	$4,670	$2,038
Expenses
Production and mineral taxes	—	—	139	87
Transportation and selling	—	—	152	133
Operating	1	(3)	412	300
Purchased product	—	—	689	879
Depreciation, depletion and amortization	18	17	765	679

Segment Income (Loss)	$1,244	$(976)	2,513	(40)

Administrative			58	61
Interest, net			88	100
Accretion of asset retirement obligation			12	9
Foreign exchange (gain) loss, net			44	32
Stock-based compensation — options			—	4
(Gain) on dispositions			(9)	—

			193	206

Net Earnings (Loss) Before Income Tax			2,320	(246)
Income tax expense (recovery)			848	(84)

Net Earnings (Loss) From Continuing Operations			$1,472	$(162)

*	For the three months ended March 31, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 14):

	2006	2005

Revenues, Net of Royalties — Corporate	$1,263	$(962)
Operating Expenses and Other — Corporate	2	(3)

Total Unrealized Gain (Loss) on Risk Management before-tax — Continuing Operations	$1,261	$(959)

36
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended March 31)
Upstream

	Canada		United States
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,830	$1,426	$779	$619
Expenses
Production and mineral taxes	45	22	94	65
Transportation and selling	83	87	66	44
Operating	242	192	68	44
Depreciation, depletion and amortization	526	462	210	188

Segment Income	$934	$663	$341	$278

Transportation and selling for the United States for 2006 includes a one time payment of $14 million to terminate a long-term physical delivery contract.

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$82	$61	$2,691	$2,106
Expenses
Production and mineral taxes	—	—	139	87
Transportation and selling	—	—	149	131
Operating	83	56	393	292
Depreciation, depletion and amortization	8	10	744	660

Segment Income (Loss)	$(9)	$(5)	$1,266	$936

Upstream Geographic and Product Information (Continuing Operations) (For the three months ended March 31)

	Produced Gas
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$1,441	$1,133	$718	$564	$2,159	$1,697
Expenses
Production and mineral taxes	36	16	89	59	125	75
Transportation and selling	67	70	66	44	133	114
Operating	153	121	68	44	221	165

Operating Cash Flow	$1,185	$926	$495	$417	$1,680	$1,343

Transportation and selling for the United States for 2006 includes a one time payment of $14 million to terminate a long-term physical delivery contract.

	Oil & NGLs
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$389	$293	$61	$55	$450	$348
Expenses
Production and mineral taxes	9	6	5	6	14	12
Transportation and selling	16	17	—	—	16	17
Operating	89	71	—	—	89	71

Operating Cash Flow	$275	$199	$56	$49	$331	$248

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$82	$61	$2,691	$2,106
Expenses
Production and mineral taxes	—	—	139	87
Transportation and selling	—	—	149	131
Operating	83	56	393	292

Operating Cash Flow	$(1)	$5	$2,010	$1,596

37
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended
	March 31,
	2006	2005

Upstream Core Capital
Canada	$1,349	$1,041
United States	537	403
Other Countries	18	13

	1,904	1,457

Upstream Acquisition Capital
Canada	8	3
United States	7	9

	15	12

Market Optimization	29	34
Corporate	13	6

Total	$1,961	$1,509

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		March 31,	December 31,	March 31,	December 31,
		2006	2005	2006	2005

Upstream		$25,423	$24,247	$29,744	$28,858
Market Optimization		173	371	330	597
Corporate		262	263	1,938	1,530
Assets of Discontinued Operations	(Note 4)			785	3,163

Total		$25,858	$24,881	$32,797	$34,148

4. DISCONTINUED OPERATIONS
Midstream
On December 13, 2005, EnCana completed the sale of its Midstream natural gas liquids processing operations for total proceeds of $625 million (C$720 million). The natural gas liquids processing operations included various interests in a number of processing and related facilities as well as a marketing entity. A gain on sale of approximately $370 million, after-tax, was recorded.
During the fourth quarter of 2005, EnCana decided to divest of its natural gas storage operations. EnCana’s natural gas storage operations include the 100 percent interest in the AECO storage facility as well as facilities in the United States. On March 6, 2006, EnCana announced that it had reached an agreement to sell the gas storage operations for $1.5 billion. The sale to a single purchaser is subject to closing conditions and applicable regulatory approvals and is expected to close in two stages. The first stage of the sale is expected to close in the second quarter of 2006 for proceeds of $1.3 billion. The second stage will close following receipt of regulatory approvals.
Ecuador
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in relation to Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
In accordance with Canadian generally accepted accounting principles, depletion, depreciation and amortization expense has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On February 28, 2006, EnCana completed the sale of its interest in its Ecuador operations for $1.4 billion which is subject to a final statement of adjustment to be received in the second quarter. A loss on sale of approximately $47 million, after-tax, was recorded.

38
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended March 31,
	Ecuador		United Kingdom		Midstream		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties*	$200	$191	$—	$—	$435	$623	$635	$814

Expenses
Production and mineral taxes	23	22	—	—	—	—	23	22
Transportation and selling	10	15	—	—	—	3	10	18
Operating	25	28	—	—	19	72	44	100
Purchased product	—	—	—	—	354	484	354	484
Depreciation, depletion and amortization	84	—	—	—	—	7	84	7
Administrative	—	—	—	—	—	—	—	—
Interest, net	(2)	—	—	—	—	—	(2)	—
Foreign exchange (gain) loss, net	1	—	1	—	—	(1)	2	(1)
(Gain) loss on discontinuance	47	—	—	—	—	—	47	—

	188	65	1	—	373	565	562	630

Net Earnings (Loss) Before Income Tax	12	126	(1)	—	62	58	73	184
Income tax expense	59	46	—	—	12	21	71	67

Net Earnings (Loss) From Discontinued Operations	$(47)	$80	$(1)	$—	$50	$37	$2	$117

*	Revenues, net of royalties in Ecuador include realized losses of $1 million related to derivative financial instruments. In 2005, revenues, net of royalties included realized losses of $23 million and unrealized mark-to-market losses of $20 million.
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	March 31, 2006				December 31, 2005
		United				United
	Ecuador	Kingdom	Midstream	Total	Ecuador	Kingdom	Midstream	Total

Assets
Cash and cash equivalents	$—	$8	$(30)	$(22)	$207	$8	$(7)	$208
Accounts receivable and accrued revenues	—	—	125	125	137	—	271	408
Risk management	—	—	3	3	—	—	21	21
Inventories	—	—	88	88	23	—	390	413

	—	8	186	194	367	8	675	1,050
Property, plant and equipment, net	1	—	523	524	1,166	—	520	1,686
Investments and other assets	—	—	—	—	360	—	—	360
Goodwill	—	—	67	67	—	—	67	67

	$1	$8	$776	$785	$1,893	$8	$1,262	$3,163

Liabilities
Accounts payable and accrued liabilities	$—	$27	$66	$93	$91	$27	$49	$167
Income tax payable	—	6	19	25	184	6	40	230
Risk management	—	—	—	—	—	—	41	41

	—	33	85	118	275	33	130	438
Asset retirement obligation	—	—	—	—	21	—	—	21
Future income taxes	—	—	75	75	162	(2)	86	246

	—	33	160	193	458	31	216	705

Net Assets of Discontinued Operations	$1	$(25)	$616	$592	$1,435	$(23)	$1,046	$2,458

Contingencies
EnCana has agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements. At this point it is not possible to predict whether any indemnification payments will be required to be made to the purchaser.
5. DIVESTITURES
Total proceeds received on sale of assets and investments was $255 million (2005 — $53 million) as described below:
Upstream
In 2006, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $11 million (2005 — $53 million).
Market Optimization
In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million.

39
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. INTEREST, NET

	Three Months Ended
	March 31,
	2006	2005

Interest Expense — Long-Term Debt	$94	$101
Interest Expense — Other	5	4
Interest Income	(11)	(5)

	$88	$100

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
	March 31,
	2006	2005

Unrealized Foreign Exchange (Gain) Loss on Translation of U.S. Dollar Debt Issued in Canada	$4	$18
Other Foreign Exchange (Gain) Loss	40	14

	$44	$32

8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2006	2005

Current
Canada	$308	$172
United States	23	32
Other	—	7

Total Current Tax	331	211

Future	517	(295)

	$848	$(84)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2006	2005

Net Earnings (Loss) Before Income Tax	$2,320	$(246)
Canadian Statutory Rate	35.9%	37.9%

Expected Income Tax	833	(93)

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	31	42
Canadian resource allowance	(20)	(48)
Canadian resource allowance on unrealized risk management losses	—	18
Statutory and other rate differences	(16)	(13)
Non-taxable capital (gains) losses	(1)	5
Large corporations tax	1	4
Other	20	1

	$848	$(84)

Effective Tax Rate	36.6%	34.1%

40
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2006	2005

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$542	$1,425
Unsecured notes	793	793

	1,335	2,218

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	—	—
Unsecured notes	4,494	4,494

	4,494	4,494

Increase in Value of Debt Acquired*	63	64
Current Portion of Long-Term Debt	(73)	(73)

	$5,819	$6,703

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
10. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	March 31,	December 31,
	2006	2005

Asset Retirement Obligation, Beginning of Year	$816	$611
Liabilities Incurred	22	77
Liabilities Settled	(13)	(42)
Liabilities Disposed	—	(23)
Change in Estimated Future Cash Flows	13	135
Accretion Expense	12	37
Other	(1)	21

Asset Retirement Obligation, End of Period	$849	$816

41
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. SHARE CAPITAL

	March 31, 2006}		December 31, 2005
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	854.9	$5,131	900.6	$5,299
Common Shares Issued under Option Plans	2.6	52	15.0	294
Common Shares Repurchased	(21.3)	(177)	(60.7)	(462)

Common Shares Outstanding, End of Period	836.2	$5,006	854.9	$5,131

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To March 31, 2006, the Company purchased 21.3 million Common Shares for total consideration of approximately $978 million. Of the amount paid, $177 million was charged to Share capital and $801 million was charged to Retained earnings.
EnCana has obtained regulatory approval each year under Canadian securities laws to purchase Common Shares under four consecutive Normal Course Issuer Bids (“Bids”) which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase, for cancellation, up to approximately 85.6 million Common Shares under the renewed Bid which commenced on October 31, 2005 and will terminate no later than October 30, 2006.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at March 31, 2006. Information related to TSAR’s is included in Note 12.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	20.7	23.36
Exercised	(2.6)	23.55
Forfeited	(0.2)	23.93

Outstanding, End of Period	17.9	23.33

Exercisable, End of Period	14.4	23.16

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

10.50 to 22.99	1.6	2.2	15.41	1.5	15.25
23.00 to 23.49	0.3	1.8	23.23	0.2	23.25
23.50 to 23.99	6.5	2.1	23.89	3.4	23.89
24.00 to 24.49	9.0	1.0	24.18	9.0	24.18
24.50 to 25.99	0.5	2.4	25.24	0.3	25.19

	17.9	1.6	23.33	14.4	23.16

At March 31, 2006 the balance in Paid in surplus relates to Stock-Based Compensation programs.

42
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at March 31, 2006. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2005.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended
	March 31,
	2006	2005

Current Service Cost	$3	$2
Interest Cost	4	3
Expected Return on Plan Assets	(4)	(3)
Expected Actuarial Loss on Accrued Benefit Obligation	1	1
Expected Amortization of Past Service Costs	1	1
Amortization of Transitional Obligation	—	(1)
Expense for Defined Contribution Plan	5	5

Net Benefit Plan Expense	$10	$8

For the period ended March 31, 2006, there were no contributions to the defined benefit pension plans.
B) Share Appreciation Rights (“SAR’s”)
The following table summarizes the information about SAR’s at March 31, 2006:

		Weighted
		Average
	Outstanding	Exercise
	SAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	246,739	23.13
Exercised	(239,115)	23.15
Forfeited	—	—

Outstanding, End of Period	7,624	22.53

Exercisable, End of Period	7,624	22.53

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	319,511	14.33
Exercised	(228,359)	15.14

Outstanding, End of Period	91,152	12.49

Exercisable, End of Period	91,152	12.49

For the period ended March 31, 2006, EnCana recorded compensation costs of $4 million related to the outstanding SAR’s (2005 — $9 million).

43
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at March 31, 2006:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,403,967	38.41
Granted	10,220,600	48.34
Exercised — SAR’s	(142,171)	35.59
Exercised — Options	(2,560)	34.44
Forfeited	(174,456)	39.17

Outstanding, End of Period	18,305,380	43.97

Exercisable, End of Period	1,977,078	36.70

For the period ended March 31, 2006, EnCana recorded compensation costs of $28 million related to the outstanding TSAR’s (2005 — $5 million).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at March 31, 2006:

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	836,561	26.81
Granted, Directors	71,304	56.71
Exercised	(28,750)	54.50
Units, in Lieu of Dividends	1,292	54.50

Outstanding, End of Period	880,407	28.37

Exercisable, End of Period	880,407	28.37

For the period ended March 31, 2006, EnCana recorded compensation costs of $6 million related to the outstanding DSU’s (2005 — $5 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at March 31, 2006:

		Weighted
		Average
	Outstanding	Grant
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,704,348	30.65
Granted	10,409	28.56
Exercised	(239,794)	23.26
Forfeited	(31,756)	32.93

Outstanding, End of Period	4,443,207	31.04

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	739,649	25.22
Granted	1,113	25.49
Forfeited	(52,426)	21.58

Outstanding, End of Period	688,336	25.50

For the period ended March 31, 2006, EnCana recorded a reduction to compensation costs of $16 million related to the outstanding PSU’s (2005 — $14 million compensation cost).
At March 31, 2006, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

44
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2006	2005

Weighted Average Common Shares Outstanding — Basic	847.9	891.8
Effect of Dilutive Securities	16.9	17.2

Weighted Average Common Shares Outstanding — Diluted	864.8	909.0

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized (Loss) Gain on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2006	2005

Revenues, Net of Royalties	$(206)	$(19)
Operating Expenses and Other	1	5

Loss on Risk Management — Continuing Operations	(205)	(14)
Gain (Loss) on Risk Management — Discontinued Operations	1	(24)

	$(204)	$(38)

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2006	2005

Revenues, Net of Royalties	$1,263	$(962)
Operating Expenses and Other	(2)	3

Gain (Loss) on Risk Management — Continuing Operations	1,261	(959)
Gain (Loss) on Risk Management — Discontinued Operations	23	(30)

	$1,284	$(989)

Amounts Recognized on Transition
Upon initial adoption of the current accounting policy for risk management instruments on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings.
At March 31, 2006, a net unrealized gain remains to be recognized over the next three years as follows:

Unrealized
Gain

2006
Three months ended June 30, 2006	$7
Three months ended September 30, 2006	7
Three months ended December 31, 2006	6

Total remaining to be recognized in 2006	$20

2007	$15
2008	1

Total to be recognized	$36

45
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2006 to March 31, 2006:

			Total
	Transition	Fair Market	Unrealized
	Amount	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(40)	$(640)	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2006	—	1,076	1,076
Fair Value of Contracts in Place at Transition Expired During 2006	4	—	4
Fair Value of Contracts Realized During 2006	—	204	204

Fair Value of Contracts Outstanding	$(36)	$640	$1,284
Unamortized Premiums Paid on Options		312

Fair Value of Contracts and Premiums Paid, End of Period		$952

Amounts Allocated to Continuing Operations	$(36)	$949	$1,261
Amounts Allocated to Discontinued Operations	—	3	23

	$(36)	$952	$1,284

At March 31, 2006, the remaining net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
March 31, 2006

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$1
Accounts payable and accrued liabilities	24
Other liabilities	13

Net Deferred Gain — Continuing Operations	$36

Risk Management
Current asset	$811
Long-term asset	419
Current liability	254
Long-term liability	27

Net Risk Management Asset — Continuing Operations	949
Net Risk Management Asset — Discontinued Operations	3

$952

A summary of all unrealized estimated fair value financial positions is as follows:

As at
March 31, 2006

Commodity Price Risk
Natural gas	$1,033
Crude oil	(90)
Credit Derivatives	(2)
Interest Rate Risk	8

Total Fair Value Positions — Continuing Operations	949
Total Fair Value Positions — Discontinued Operations	3

$952

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2005 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at March 31, 2006.

46
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At March 31, 2006, the Company’s gas risk management activities from financial contracts had an unrealized gain of $797 million and a fair market value position of $1,036 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	522	2006	5.65	US$/Mcf	$(330)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(50)
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(57)
Other	81	2006	4.58	US$/Mcf	(42)
NYMEX Fixed Price	240	2007	7.76	US$/Mcf	(151)

Options
Purchased NYMEX Put Options	2,659	2006	7.77	US$/Mcf	359
Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	(2)

Basis Contracts
Fixed NYMEX to AECO Basis	796	2006	(0.69)	US$/Mcf	169
Fixed NYMEX to Rockies Basis	345	2006	(0.60)	US$/Mcf	100
Fixed NYMEX to CIG Basis	309	2006	(0.83)	US$/Mcf	74
Other	178	2006	(0.35)	US$/Mcf	27
Fixed NYMEX to AECO Basis	747	2007	(0.72)	US$/Mcf	175
Fixed NYMEX to Rockies Basis	538	2007	(0.65)	US$/Mcf	241
Fixed NYMEX to CIG Basis	390	2007	(0.76)	US$/Mcf	167
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—
Fixed NYMEX to AECO Basis	191	2008	(0.78)	US$/Mcf	20
Fixed NYMEX to Rockies Basis	162	2008	(0.59)	US$/Mcf	60
Fixed NYMEX to CIG Basis	40	2008-2009	(0.68)	US$/Mcf	26

Purchase Contracts
Fixed Price Contracts
Waha Purchase	23	2006	5.32	US$/Mcf	9

					795
Other Financial Positions *					2

Total Unrealized Gain on Financial Contracts					797
Unamortized Premiums Paid on Options					239

Total Fair Value Positions					$1,036

Total Fair Value Positions — Continuing Operations					$1,033
Total Fair Value Positions — Discontinued Operations					3

Total Fair Value Positions					$1,036

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

47
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At March 31, 2006, the Company’s oil risk management activities from financial contracts had an unrealized loss of $(163) million and a fair market value position of $(90) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(bbls/d)	Term	Average Price		Value

Fixed WTI NYMEX Price	15,000	2006	34.56	US$/bbl	$(139)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	US$/bbl	5
Purchased WTI NYMEX Put Options	59,000	2006	50.44	US$/bbl	(21)
Purchased WTI NYMEX Call Options	(13,700)	2006	61.24	US$/bbl	21
Purchased WTI NYMEX Put Options	43,000	2007	44.44	US$/bbl	(25)

					(159)
Other Financial Positions *					(4)

Total Unrealized Loss on Financial Contracts					(163)
Unamortized Premiums Paid on Options					73

Total Fair Value Positions					$(90)

Total Fair Value Positions — Continuing Operations					$(90)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
15. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.
In all but one of the class actions in the United States District Court and in the Gallo action, decisions dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims are on appeal to the United States Court of Appeals for the Ninth Circuit.
Without admitting any liability in the lawsuits, in November 2005, WD has agreed to pay $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court, subject to final documentation and approval by the San Diego Superior Court. The individual parties who had brought their own actions are not parties to this settlement.
New York
WD is also a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD has agreed to pay $8.2 million to settle the New York class action lawsuit, subject to final documentation and approval by the New York District Court.
Based on the aforementioned settlements, a total of $30 million has been accrued. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

48
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2006
SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)
Financial Statistics

($ millions, except per share amounts)	2006	2005
	Q1	Year	Q4	Q3	Q2	Q1

TOTAL CONSOLIDATED

Cash Flow	1,691	7,426	2,510	1,931	1,572	1,413
Per share — Basic	1.99	8.55	2.94	2.26	1.80	1.58
— Diluted	1.96	8.35	2.88	2.20	1.76	1.55

Net Earnings (Loss)	1,474	3,426	2,366	266	839	(45)
Per share — Basic	1.74	3.95	2.77	0.31	0.96	(0.05)
— Diluted	1.70	3.85	2.71	0.30	0.94	(0.05)

Operating Earnings (1)	694	3,241	1,271	704	655	611
Per share — Diluted	0.80	3.64	1.46	0.80	0.73	0.67

CONTINUING OPERATIONS

Cash Flow from Continuing Operations	1,579	6,962	2,390	1,823	1,502	1,247

Net Earnings (Loss) from Continuing Operations	1,472	2,829	1,869	348	774	(162)
Per share — Basic	1.74	3.26	2.19	0.41	0.89	(0.18)
— Diluted	1.70	3.18	2.14	0.40	0.87	(0.18)

Operating Earnings — Continuing Operations (2)	660	3,048	1,229	733	611	475

Effective Tax Rates using
Net Earnings	36.6%	30.8%
Operating Earnings, excluding dispositions	37.9%	33.0%
Canadian Statutory Rate	35.9%	37.9%

Foreign Exchange Rates (US$ per C$1)
Average	0.866	0.825	0.852	0.833	0.804	0.815
Period end	0.857	0.858	0.858	0.861	0.816	0.827

(1)	Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

(2)	Operating Earnings — Continuing Operations is a non-GAAP measure defined as Net Earnings from Continuing Operations excluding the after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

Common Share Information	2006		2005
	Q1		Year		Q4	Q3	Q2	Q1

Common Shares Outstanding (millions)
Period end	836.2		854.9		854.9	853.8	860.2	881.7
Average — Basic	847.9		868.3		854.4	855.1	872.0	891.8
Average — Diluted	864.8		889.2		872.5	875.8	891.9	909.0

Price Range ($ per share)
TSX — C$
High	57.10		69.64		69.64	68.70	51.27	44.28
Low	44.96		32.55		50.04	47.72	39.05	32.55
Close	54.50		52.56		52.56	67.85	48.33	42.72

NYSE — US$
High	50.50		59.82		59.82	58.49	41.56	36.45
Low	39.54		26.45		42.00	39.26	31.31	26.45
Close	46.73		45.16		45.16	58.31	39.59	35.21

Share Volume Traded (millions)	528.4		1,619.6		552.8	388.9	327.3	350.6

Share Value Traded (US$ millions weekly average)	1,850.5		1,289.1		2,050.1	1,400.4	878.8	852.6

Financial Metrics

Net Debt to Capitalization	26%		33%

Net Debt to EBITDA	0.6	x	1.1	x

Return on Capital Employed	23%		17%

Return on Common Equity	33%		23%

49
EnCana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2006
SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)
Financial Statistics (continued)

Net Capital Investment ($ millions)	2006	2005

Upstream
Canada	$1,349	$1,041
United States	537	403
Other Countries	18	13

	1,904	1,457

Market Optimization	29	34

Corporate	13	6

Core Capital from Continuing Operations	1,946	1,497

Upstream
Acquisitions
Property
Canada	8	3
United States	7	9

Dispositions
Property
Canada	(11)	(52)
United States	—	(1)

Market Optimization
Corporate (1)	(244)	—

Net Acquisition and Disposition activity from Continuing Operations	(240)	(41)

Discontinued Operations
Ecuador (2)	(1,345)	47
Midstream	2	10

Net Capital Investment	$363	$1,513

(1)	Sale of shares of Entrega Gas Pipeline LLC

(2)	Sale of Ecuador interests closed February 28, 2006

50
EnCana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2006
SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)
Operating Statistics — After Royalties

Sales Volumes	2006	2005
	Q1	Year	Q4	Q3	Q2	Q1

CONTINUING OPERATIONS

Produced Gas (MMcf/d)
Canada
Production	2,182	2,125	2,172	2,123	2,151	2,052
Inventory withdrawal	—	7	—	—	—	27

Canada Sales	2,182	2,132	2,172	2,123	2,151	2,079
United States	1,161	1,095	1,154	1,099	1,061	1,067

Total Produced Gas	3,343	3,227	3,326	3,222	3,212	3,146

Oil and Natural Gas Liquids (bbls/d)
North America
Light and Medium Oil	45,889	47,328	45,792	43,313	50,020	50,280
Heavy Oil	92,481	83,090	88,386	81,089	82,274	80,546
Natural Gas Liquids (1)
Canada	12,006	11,907	12,287	11,924	11,719	11,692
United States	12,415	13,675	12,824	14,131	13,095	14,666

Total Oil and Natural Gas Liquids	162,791	156,000	159,289	150,457	157,108	157,184

Total Continuing Operations (MMcfe/d)	4,320	4,163	4,282	4,125	4,155	4,089

DISCONTINUED OPERATIONS

Ecuador
Production	48,650	72,916	70,480	71,896	73,662	75,695
Over/(under) lifting	1,500	(1,851)	(537)	(3,186)	(486)	(3,208)

Ecuador Sales (bbls/d)	50,150	71,065	69,943	68,710	73,176	72,487

Total Discontinued Operations (MMcfe/d)	301	426	419	412	439	435

Total (MMcfe/d)	4,621	4,589	4,701	4,537	4,594	4,524

(1)	Natural gas liquids include condensate volumes.

51

EnCana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2006
SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)
Operating Statistics — After Royalties (continued)

Per-unit Results
(excluding impact of realized financial hedging)	2006	2005
	Q1	Year	Q4	Q3	Q2	Q1

CONTINUING OPERATIONS

Produced Gas — Canada ($/Mcf)
Price	7.66	7.27	10.00	7.18	6.08	5.70
Production and mineral taxes	0.18	0.10	0.10	0.10	0.10	0.09
Transportation and selling	0.34	0.36	0.36	0.36	0.36	0.37
Operating	0.79	0.67	0.72	0.68	0.62	0.65

Netback	6.35	6.14	8.82	6.04	5.00	4.59

Produced Gas — United States ($/Mcf)
Price	7.70	7.82	10.84	7.51	6.60	6.04
Production and mineral taxes	0.85	0.81	1.19	0.75	0.65	0.62
Transportation and selling	0.49	0.46	0.45	0.49	0.42	0.46
Operating	0.64	0.53	0.60	0.55	0.50	0.45

Netback	5.72	6.02	8.60	5.72	5.03	4.51

Produced Gas — Total North America ($/Mcf)
Price	7.68	7.46	10.29	7.29	6.25	5.81
Production and mineral taxes	0.41	0.34	0.48	0.32	0.28	0.27
Transportation and selling	0.40	0.40	0.39	0.41	0.38	0.40
Operating	0.74	0.62	0.68	0.64	0.58	0.58

Netback	6.13	6.10	8.74	5.92	5.01	4.56

Natural Gas Liquids — Canada ($/bbl)
Price	48.84	44.24	49.51	47.39	39.55	40.04
Production and mineral taxes	—	—	—	—	—	—
Transportation and selling	0.61	0.42	0.46	0.48	0.39	0.35

Netback	48.23	43.82	49.05	46.91	39.16	39.69

Natural Gas Liquids — United States ($/bbl)
Price	54.07	48.36	54.14	53.92	44.79	40.93
Production and mineral taxes	5.18	4.86	5.42	5.46	4.37	4.20
Transportation and selling	0.01	0.01	0.01	0.01	0.01	0.01

Netback	48.88	43.49	48.71	48.45	40.41	36.72

Natural Gas Liquids — Total North America ($/bbl)
Price	51.50	46.44	51.87	50.93	42.32	40.53
Production and mineral taxes	2.63	2.60	2.77	2.96	2.31	2.34
Transportation and selling	0.31	0.20	0.23	0.23	0.19	0.16

Netback	48.56	43.64	48.87	47.74	39.82	38.03

Crude Oil — Light and Medium — North America ($/bbl)
Price	45.31	45.09	46.27	55.41	41.44	38.57
Production and mineral taxes	1.92	1.54	1.83	1.29	1.71	1.32
Transportation and selling	1.29	1.20	1.14	1.29	1.20	1.19
Operating	8.06	6.34	6.41	6.24	6.34	6.38

Netback	34.04	36.01	36.89	46.59	32.19	29.68

Crude Oil — Heavy — North America ($/bbl)
Price	23.53	27.92	28.27	39.69	22.77	20.76
Production and mineral taxes	0.04	0.04	0.05	0.04	0.02	0.03
Transportation and selling	1.21	1.20	1.11	1.08	1.13	1.52
Operating	6.68	6.50	6.96	6.57	6.57	5.83

Netback	15.60	20.18	20.15	32.00	15.05	13.38

Crude Oil — Total North America ($/bbl)
Price	30.76	34.15	34.41	45.16	29.83	27.60
Production and mineral taxes	0.66	0.58	0.66	0.48	0.66	0.53
Transportation and selling	1.24	1.20	1.12	1.15	1.15	1.39
Operating	7.13	6.44	6.77	6.45	6.48	6.04

Netback	21.73	25.93	25.86	37.08	21.54	19.64

52

EnCana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2006
SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)
Operating Statistics — After Royalties (continued)

Per-unit Results
(excluding impact of realized financial hedging)	2006	2005
	Q1	Year	Q4	Q3	Q2	Q1

CONTINUING OPERATIONS (continued)

Total Liquids — Canada ($/bbl)
Price	32.17	34.97	35.65	45.35	30.58	28.60
Production and mineral taxes	0.61	0.53	0.60	0.43	0.61	0.48
Transportation and selling	1.19	1.14	1.07	1.09	1.09	1.31
Operating	6.55	5.89	6.19	5.83	5.96	5.55

Netback	23.82	27.41	27.79	38.00	22.92	21.26

Total Liquids — Total North America ($/bbl)
Price	33.87	36.17	37.16	46.16	31.80	29.77
Production and mineral taxes	0.96	0.91	0.99	0.91	0.92	0.83
Transportation and selling	1.10	1.04	0.98	0.99	1.00	1.18
Operating	6.06	5.38	5.70	5.33	5.46	5.03

Netback	25.75	28.84	29.49	38.93	24.42	22.73

Total North America ($/Mcfe)
Price	7.22	7.13	9.37	7.38	6.03	5.62
Production and mineral taxes	0.36	0.30	0.41	0.29	0.25	0.24
Transportation and selling	0.35	0.35	0.34	0.35	0.33	0.36
Operating (1)	0.80	0.68	0.74	0.69	0.66	0.64

Netback	5.71	5.80	7.88	6.05	4.79	4.38

(1)	Year-to-date operating costs include costs related to long-term incentives of $0.02/Mcfe. (Q1/05 — $0.02/Mcfe)

Impact of Upstream Realized Financial Hedging

Natural Gas ($/Mcf)	(0.53)	(0.32)	(0.88)	(0.39)	(0.14)	0.18
Liquids ($/bbl)	(3.12)	(5.18)	(5.00)	(5.70)	(4.88)	(5.18)
Total ($/Mcfe)	(0.53)	(0.44)	(0.87)	(0.52)	(0.30)	(0.06)

Average Royalty Rates
(excluding impact of realized financial hedging)

Produced Gas
Canada	11.2%	11.7%	11.9%	11.8%	11.0%	11.9%
United States	18.7%	18.6%	18.6%	19.9%	17.9%	18.1%

Crude Oil
Canada and United States	7.5%	8.8%	8.8%	8.7%	9.2%	8.7%

Natural Gas Liquids
Canada	16.1%	14.9%	14.4%	15.8%	15.6%	13.8%
United States	18.3%	18.2%	19.4%	20.1%	12.7%	20.0%

Total North America	12.9%	13.3%	13.5%	13.8%	12.6%	13.3%

53

EnCana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2006
SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)
Operating Statistics — After Royalties (continued)

Per-unit Results
(excluding impact of realized financial hedging)	2006	2005

	Q1	Year	Q4	Q3	Q2	Q1

DISCONTINUED OPERATIONS

Crude Oil — Ecuador ($/bbl)
Price	44.35	39.36	37.82	47.76	36.37	35.80
Production and mineral taxes	5.03	5.04	4.63	7.66	4.53	3.42
Transportation and selling	2.25	2.25	1.86	2.45	2.48	2.21
Operating	5.55	5.32	5.82	6.05	5.18	4.26

Netback	31.52	26.75	25.51	31.60	24.18	25.91

Impact of Upstream Realized Financial Hedging - Crude Oil

Ecuador ($/bbl)	(0.12)	(4.92)	(3.57)	(7.81)	(4.90)	(3.48)

Average Royalty Rates
(excluding impact of realized financial hedging)

Crude Oil
Ecuador	25.2%	27.2%	29.4%	26.3%	26.3%	26.9%

54

EnCana Corporation	Supplemental Information (prepared in US$)

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EnCana Corporation
FOR FURTHER INFORMATION:
Investor contact:

EnCana Corporate Finance

Sheila McIntosh	Paul Gagne	Ryder McRitchie
Vice-President, Investor Relations	Manager, Investor Relations	Manager, Investor Relations
(403) 645-2194	(403) 645-4737	(403) 645-2007

Media contact:

Alan Boras
Manager, Media Relations
(403) 645-4747
EnCana Corporation
1800, 855 – 2nd Street SW
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5
Phone: (403) 645-2000
Fax: (403) 645-3400
www.encana.com